SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER



                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                    Report on Form 6-K dated January 28, 2005


                              --------------------

                        TURKCELL ILETISIM HIZMETLERI A.S.

                                 Turkcell Plaza
                            Mesrutiyet Caddesi No.153
                                 34430 Tepebasi
                                Istanbul, Turkey
                              --------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


Enclosures:   Third quarter MD&A.

OPERATING AND FINANCIAL REVIEW FOR THE NINE MONTH AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2004

Overview

         The financial information contained in the following discussion and analysis has been prepared and is presented on a consolidated basis in accordance with US GAAP in US dollars. The following discussion and analysis should be read in conjunction with the consolidated balance sheets as of December 31, 2002 and 2003, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for each of the years in the three year period ended December 31, 2003 and the related notes there to included in our annual report on Form 20-F for the year ended December 31, 2003 (the "20-F") and the consolidated balance sheets as of December 31, 2003 and September 30, 2004, and for the related consolidated statements of operations, for each of the three month and nine month periods ended September 30, 2003 and 2004, changes in shareholders' equity and comprehensive income for the nine month period ended September 30, 2004, and cash flows for the nine month periods ended September 30, 2003 and 2004 included herein. The information as of September 30, 2004 and for the three month and nine month periods ended September 30, 2003 and 2004 is not audited.

         Certain statements contained below, including information with respect to our plans and strategy for our business, are forward-looking statements. The statements contained in this discussion of operating results, which are not historical facts, are forward-looking statements with respect to our plans, projections or future performance, the occurrence of which involves certain risks and uncertainties. For a discussion of important factors that could cause actual results to differ materially from such forward-looking statements see "Item 3D. Risk Factors" in our 20-F.

         Since April 1998, we have operated under a 25-year GSM license, which was granted upon payment of an upfront license fee of $500 million. At the same time we entered into an interconnection agreement with Turk Telekom for the interconnection of our network with Turk Telekom's fixed-line network. On September 20, 2003, we signed an agreement (the "Amended Agreement") with Turk Telekom amending certain sections of the Interconnection Agreement. As a result of intervention by the Telecommunications Authority, we also entered into a new supplemental protocol with Turk Telekom in 2003.

         Under the license, we pay ongoing license fees to the Turkish Treasury equal to 15% of our gross revenue, which includes monthly fixed fees and communication fees including taxes, charges and duties paid to the Turkish Treasury. Since June 2004, SIM card sales and outgoing roaming revenues have been included in the definition of gross revenue and included in the monthly ongoing license fees computations. Under our interconnection agreement with Turk Telekom, we pay Turk Telekom an interconnection fee per call based on the type and length of call for calls originating on our network and terminating on Turk Telekom's fixed-line network, as well as fees for other services. We also collect an interconnection fee from Turk Telekom for calls originating on the fixed-line network and terminating on our network. We also have interconnection agreements with Telsim Mobil Telekomunikasyon Hizmetleri A.S. ("Telsim"), Aycell Haberlesme ve Pazarlama Hizmetleri A.S. ("Aycell"), Is-Tim Telekomunikasyon Hizmetleri A.S. ("IsTim"), Milleni.com GMBH ("Milleni.com") and Globalstar Avrasya Uydu Ses ve Data Iletisim A.S. ("Globalstar") pursuant to which we have agreed, among other things, to pay interconnection fees to the other parties for calls originating on our network and terminating on theirs, and they have agreed to pay interconnection fees for calls originating on their networks and terminating on ours. After the merger of Aria and Aycell, a new company was formed with the name TT&TIM Iletisim Hizmetleri A.S. ("TT&TIM"). Our interconnection agreement with IsTim was renewed with TT&TIM and the interconnection agreement with Aycell was cancelled. On October 15, 2004, TT&TIM changed its name to AVEA Iletisim Hizmetleri A.S. ("AVEA"). On October 9, 2003, we also signed a supplemental protocol with Telsim, revising the pricing terms of the interconnection agreement signed on October 4, 2001. However, after the resolution of the Telecommunications Authority on the pricing terms, on November 21, 2003,

Telsim and we determined the new pricing terms, which resulted in an amendment on the pricing terms. On September 10, 2003, we entered into a new interconnection agreement with Globalstar, which became effective on September 10, 2003. As a result of the intervention by the Telecommunications Authority, we entered in to a new supplemental protocol with Globalstar on December 11, 2003, with amended tariffs and tariff adoption procedures. The business relationship on interconnection between Milleni.com and us has been bilaterally terminated as of June 21, 2004.

         As of September 30, 2004, we have made capital expenditures amounting to approximately $4.3 billion including the cost of our licenses. As of September 30, 2004, our network coverage area in Turkey included 100% of the population living in cities of 10,000 or more people, including the 81 largest cities, 923 subprovince centers and a majority of the country's tourist areas and principal intercity highways.

         Our subscriber base in Turkey has expanded from 63,500 at year-end 1994 to approximately 12.2 million at year-end 2001, 15.7 million at year-end 2002,
19.0 million at year-end 2003 and 22.3 million as of September 30, 2004. The rate of increase in the nine month period ended September 30, 2004 was higher than the same period of 2003 and slower than the same period of 2002. In the last quarter of 2004, we added approximately 1.1 million net new subscribers to our network and our subscriber base reached to 23.4 million as of December 31, 2004. We expect to achieve a continued growth in net new additions in 2005 but at a slower pace compared to that of 2004.

         Our prepaid mobile service increases our market penetration and limits credit risk. This service permits access to our GSM services to subscribers who prefer to avoid monthly billing or to better control their mobile communication expenses. By September 30, 2004, 17.3 million subscribers had commenced usage of the prepaid service. Average monthly minutes of use per prepaid subscriber and average revenue per prepaid subscriber tend to be lower than postpaid subscribers. Our average monthly minutes of use per subscriber has increased 11% to 65.2 minutes for the nine month period ended September 30, 2004 from 58.8 minutes for the same period in 2003 mainly due to the favorable effect of the improving macroeconomic environment on consumer sentiment along with volume and segment based campaigns and mass loyalty programs. Our average revenue per user increased 3% to $12.4 for the nine month period ended September 30, 2004 from $12.0 for the same period in 2003. The increase was mainly due to improved consumer sentiment and its impact on usage levels, tariff increases and the appreciation of TL against US dollars. Despite the increase in competition in the market, the improvement in the macroeconomic indicators and the continuing impact of volume-based campaigns, we expect average minutes of usage per subscriber to improve in 2005 compared to 2004. However we expect average revenue per subscriber to decrease as a result of decrease in incoming revenue, the dilutive impact of prepaid subscribers and continued "value for money" initiatives started in 2004 which aimed to strike the right balance between our revenue goals and maintaining "value for money" image in the market.

         Churn is calculated as the total number of subscribers' disconnections during a period as a percentage of the average number of subscribers for the period. Churn refers to subscribers that are disconnected, both voluntary and involuntary. Under our disconnection process, subscribers who do not pay their bills are disconnected from our network, and included in churn, upon the commencement of the legal process to disconnect them, which occurs approximately 180 days from the due date of the unpaid bill. Pending disconnection, non-paying subscribers are suspended from service (but are still considered subscribers) and receive a suspension warning, which in some cases results in payment and reinstatement of service. During the year ended December 31, 2003, we disconnected approximately 170,993 additional subscribers for nonpayment of bills and our annual churn rate was 14.5%. For the nine month period ended September 30, 2004, we disconnected approximately 103,767 additional subscribers for nonpayment of bills. Our churn rate was 7.3% for the nine month period ended September 30, 2004. For the year ended 2004, our churn rate was recorded as 9.1%. We have a bad debt provision in our financial statements for such non-payments and disconnections which amounting to $135.9 million and $121.9 million as of December 31, 2003 and September 30, 2004, respectively, which we believe is adequate. Prior to 2003, the majority of subscriber disconnections were due to non-payment of bills. However, starting from 2003, the majority of subscriber disconnections were prepaid subscribers' disconnections as a result of the increased number of our prepaid subscribers in our subscriber base. We expect that churn rate will increase as a result of the increase in competition in the GSM mobile market in 2005, but it is expected to be kept below 2003 levels.

International and Other Domestic Operations

         In 2004, we become a provisional licensee in Iran through our planned investment in Irancell and we have invested in Digital Cellular Communications ("DCC"), which is located in Ukraine. Our operations in Ukraine commenced during the second quarter of 2004. We are continuing roll-out activities and expect to launch operations early in the first quarter of 2005. The operations in Iran have not commenced yet. For a description and additional information regarding our international and other domestic operations see "Liquidity and Capital Resources - Off-Balance Sheet Arrangements" in this report and "Item 4B. Business Overview - International and Other Domestic Operations" in our 20-F.

Critical Accounting Policies

         For a discussion of our critical accounting policies, please see "Item
5. Operating and Financial Review and Prospects-Critical Accounting Policies" in the 20-F. There have been no material changes in our critical accounting policies since the date of the 20-F.



Revenues

         Our revenues are mainly derived from communication fees, monthly fixed fees, call center revenues and sales of SIM cards. Communication fees consist of charges for calls that originate or terminate on our GSM network, including international roaming, and are based on minutes of actual usage of service. Per-minute communication fees vary according to the subscriber's service package. Monthly fixed fees are charged to each postpaid subscriber in a specified amount that varies according to the subscriber's service package, without regard to actual use of our GSM network services. SIM card revenues are receipts from the sale of SIM cards, which we sell to handset importers and which are needed to operate a handset used by a subscriber. Call center revenues consist of revenues for call center services provided by our call center subsidiary to affiliated companies. In March 2001, we launched General Packet Radio Services (GPRS) in Turkey, which allows users to remain connected to the network at all times for the receipt of data transmissions, enabling bearer capability for WAP and SMS and Internet applications. GPRS charges to subscribers are based on the amount of data downloaded.

         In June 2003, we commercially launched our new multifunctional mobile service platform under the commercial name "Shubuo". Shubuo provides our subscribers with access to quality content while creating a new medium for subscriber brands to promote their goods and services. Under the Shubuo brand, subscribers are allowed to choose from several service packages each catering to different interest areas including news, finance, football, flirt, city life and music. Subscribers may choose from these services according to their interests and buy individual packages for a monthly fee. Subscribers receive a fixed number of text messages containing information on the subject they choose and are able to utilize content-rich and personalized mobile internet services allowing them to interact with other Shubuo subscribers through chat, competition, voting, etc.

         We recognize SIM card sales as revenue upon initial entry of a new subscriber into the GSM network, only to the extent of the direct costs associated with providing these services. Excess SIM card sales, if any, are deferred and recognized over the estimated effective subscription contract life. In connection with postpaid and prepaid subscribers, we currently incur costs for activation fees to dealers and other promotional expenses, which historically offset all or substantially all of the subscription fees. We charge a usage fee for certain services we offer, such as SMS, voicemail and data and facsimile transmission. Our revenues depend on the number of subscribers, call volume and tariff pricing.

         As is the case throughout Europe, airtime charges generally are paid only by the initiator of a call, except when a subscriber travels outside Turkey, in which case we charge the subscriber for a portion of the incoming call.

         In accordance with the Telecommunications Law, we set our tariffs independently, subject to maximum prices defined by the Telecommunications Authority, which are based on among other things, prices abroad for comparable GSM services, the Turkish consumer price index and the US consumer price index. We also notify the Telecommunications Authority at least seven days before the amendment of any tariff. We raise tariffs from time to time to offset inflation and devaluation of the Turkish Lira ("TL"). We have taken actions to increase revenues, including raising tariffs in February, April and June 2002, March and December 2003 and May and November 2004. We also launched a variety of new tariff packages to attract new subscribers. We will continue to monitor the market and the implementation of the price will depend on the competitive, regulatory and macroeconomic environment. We aim to strike the right balance between achieving our revenue goals and maintaining our "value for money" image in the market and will continuously offer products, services and tariff options that are in line with the needs and expectations of our subscribers.

         Although the Amending Law No. 4673, or "the Amending Law", has no specific regulations in case of tariff policy, it authorizes the Telecommunications Authority to scrutinize activities in contradiction to fair competition. On the regulatory side, the Telecommunications Authority implemented the cost based interconnect tariffing for the telecommunications sector. See "Item 4B-Business Overview-Regulation of the Turkish
Telecommunications Industry" in our 20-F.

         Per the Amended Agreement, effective from September 20, 2003 onwards, we charge Turk Telekom a net amount of TL 210,000 (equivalent to $0.14 at September 30, 2004) per minute after deducting VAT, communications tax and other taxes from the basic one-minute charge for local, metropolitan and long-distance traffic switched from Turk Telekom to our network instead of a net amount of basic unit price minus $0.06. For incoming international calls that are terminated at our network, we were charging Turk Telekom 30% of the international settlement charge which is transferred by the foreign PSTN and GSM operators to Turk Telekom. Under the Amended Agreement, we charge Turk Telekom 45% of international settlement charge. On October 11, 2003, the Telecommunications Authority resolved that we would charge TL 178,750 (equivalent to $0.12 at September 30, 2004) per minute for traffic originating on all other mobile operators' networks and terminating on our network effective from September 23, 2003. Previously, from March 1, 2001 to September 22, 2003, we had charged Telsim a net amount of $0.20 per minute for traffic switched from Telsim to us. We entered into an interconnection agreement with IsTim that became effective on March 9, 2001, after the Ministry of Transportation's approval. Under this agreement, we charged IsTim a net amount of $0.20 per minute for traffic switched from IsTim to us. We also entered into an interconnection agreement with Aycell on July 19, 2001. We charged Aycell a net amount of $0.20 per minute for traffic switched from Aycell to us. After the merger of Aria and Aycell, a new company was formed with the name TT&TIM. Our interconnection agreement with IsTim was renewed with TT&TIM and the interconnection agreement with Aycell was cancelled. After the merger, we started to negotiate on new interconnection agreement with TT&TIM, which changed its name to AVEA on October 15, 2004. We entered into an interconnection agreement with Milleni.com in April 2001. Under the interconnection agreement with Milleni.com, we charged Milleni.com a net amount of (euro)0.10 per minute for our network terminated traffic. The business relationship on interconnection between Milleni.Com and us has been bilaterally terminated as of June 21, 2004. Under the interconnection agreement with Globalstar, effective from September 10, 2003, we charged Globalstar a net amount of $0.20 per minute for our network terminated traffic. After the new supplemental agreement signed with Globalstar on December 11, 2003, we charge Globalstar a net amount of $0.175 per minute for our network terminated traffic. In addition, we charge Globalstar a net amount of $0.03 per SMS.

       The following table shows the amounts we charge Turk Telekom, Telsim and AVEA as of September 30, 2004 and December 31, 2004 both in TL and equivalent US dollars at September 30, 2004.

                                September 30,               December 31,
                                    2004                        2004
                         ------------  ------------  ------------  ------------
                              TL            USD          TL             USD
                         ------------  ------------  ------------  ------------
Turk Telekom                215,333        0.14         219,086        0.15
Telsim                      181,165        0.12         184,323        0.12
TT&TIM (AVEA)               191,507        0.13         194,845        0.13


         During 2001, we were approached by IsTim, a new competitor that began its operations in March 2001 under the brand name of Aria, to negotiate a national roaming agreement. These negotiations did not result in a mutual agreement. Therefore, the discussions continued under the supervision of the Telecommunications Authority but we were unable to reach an agreement with IsTim and we commenced litigation proceedings to prevent the imposition of an agreement by the Telecommunications Authority. The introduction of national roaming in Turkey could have a negative impact on our revenues.

         Together with the improvement in the macroeconomic indicators, we expect our revenues to increase in 2005 compared to 2004 mainly due to the increase in subscriber base and usage compared to 2004 despite our expectation of devaluation of TL against US dollars in 2005. For a description of the dispute regarding the national roaming agreement and the risks relating to such dispute, see "Item 3D. Risk Factors" in our 20-F.

Operating Costs

         Direct Cost of Revenues

         Direct cost of revenues include mainly ongoing license fees, transmission fees, base station rents, billing costs, depreciation and amortization charges, repair and maintenance expenses directly related to services rendered, roaming charges paid to foreign GSM operators for calls made by our subscribers while outside Turkey, interconnection fees paid to Telsim, AVEA, Milleni.com and Globalstar and wages, salaries and personnel expenses for technical personnel. Direct cost of revenues also include costs arising from legal disputes, which relates to items included in direct cost of revenues. For a detailed discussion of our legal and arbitration proceedings, see "Item.8A Consolidated Statements and Other Financial Information- Legal and Arbitration Proceedings" in our 20-F.

         Under the Amended Agreement, we pay Turk Telekom interconnection fees of TL 50,000 (equivalent to $0.03 at September 30, 2004) per minute for local calls from our network to the Turk Telekom fixed-line network and TL 70,000 (equivalent to $0.05 at September 30, 2004) per minute for non-local calls from our network to the Turk Telekom fixed-line network. For international calls originating on our network, we pay Turk Telekom the normal one-unit call charge as outlined in Turk Telekom tariffs in force without any discount. We pay Turk Telekom 70% of the net amount of the normal per-minute call charge, as outlined under Turk Telekom's current tariffs. Prior to September 20, 2003, we paid Turk Telekom interconnection fees of $0.06 per minute for calls to our GSM network, $0.014 per minute for local calls from our network to the Turk Telekom fixed-line network and $0.025 per minute for non-local calls from our network to the Turk Telekom fixed-line network.

       Pursuant to the Amended Agreement signed with Telsim, effective from October 9, 2003, we pay Telsim a net amount of TL 210,000 (equivalent to $0.14 at September 30, 2004) per minute for traffic switched from us to Telsim. However, after the resolution of the Telecommunications Authority on the pricing terms, on November 11, 2003, Telsim and we determined the new pricing terms, which resulted in an amendment in the agreement. Per the Telecommunications Authority resolution, we paid

TL 178,750 (equivalent to $0.12 at September 30, 2004) per minute for calls originating on our network and terminating on Telsim's network effective from September 23, 2003. On October 11, 2003, the Telecommunications Authority resolved that we would pay TL 233,750 (equivalent to $0.16 at September 30, 2004) per minute for traffic originating on our network and terminating on Aycell's and Aria's network effective from September 23, 2003. We entered into an interconnection agreement with IsTim that became effective on March 9, 2001, after the Ministry of Transportation's approval. Under the IsTim interconnection agreement, each party agreed, among other things, to permit the interconnection of its network after the other's network to enable calls to be transmitted to, and received from, the GSM system operated by each party in accordance with technical specifications set out in the interconnection agreement. Under the agreement, we had paid IsTim a net amount of $0.20 per minute for traffic switched from us to IsTim. After the merger of Aria and Aycell, a new company was formed with the name TT&TIM. Our interconnection agreement with IsTim was renewed with TT&TIM.


         We also entered into an interconnection agreement with Aycell on July 19, 2001. Under the agreement, we had paid Aycell a net amount of $0.20 per minute for traffic switched from us to Aycell. After the merger of Aria and Aycell under the company name of TT&TIM, we cancelled our interconnection agreement with Aycell. After the merger, we started to negotiate a new interconnection agreement with TT&TIM, which changed its name to AVEA on October 15, 2004. Under our interconnection agreement with Milleni.com, each of the parties agreed to provide telecommunications services to each other whereby Milleni.com could convey calls to Milleni.com's switch for onward transmission to their destinations. Milleni.com charged us at various prices identified within the scope of the agreement for the calls destined to numerous networks around the globe. The business relationship on interconnection between Milleni.Com and us has been bilaterally terminated as of June 21, 2004.

       The following table shows the amounts we pay Turk Telekom, Telsim and AVEA as of September 30, 2004 and December 31, 2004 both in TL and equivalent US dollars at September 30, 2004.


                                     September 30,            December 31,
                                         2004                     2004
                                ----------  -----------  ----------  -----------
                                    TL          USD          TL          USD
                                ----------  -----------  ----------  -----------
Turk Telekom
     Local Calls                   53,833      0.04         54,772      0.04
     Non-Local Calls               75,366      0.05         76,680      0.05
Telsim                            181,165      0.12        184,323      0.12
TT&TIM (AVEA)                     250,432      0.17        254,798      0.17

         Under the Globalstar interconnection agreement, we pay Globalstar a net amount of $0.40 per minute up to 500,000 minutes, $0.31 per minute for traffic between 500,000-1,000,000 minutes, $0.25 per minute for traffic between 1,000,000-2,000,000 minutes and $0.20 per minute for traffic after 2,000,000 minutes. In addition, we pay Globalstar a net amount of $0.03 per SMS.

         General and Administrative

         General and administrative expenses consist of fixed costs, company cars, office rent, office maintenance, insurance, consulting, wages, salaries and personnel expenses for non-technical and non-marketing employees and other overhead charges. In addition, while these expenses are generally related to the size of our employee base, the general and administrative expense per employee has decreased over the past three years due to economies of scale. Our general and administrative expenses also include bad debt expenses of our postpaid subscribers.

         Selling and Marketing

         Selling and marketing expenses consist of public relations, sales promotions, dealer activation fees, advertising, subsidies, wages, salaries and personnel expenses of sales and marketing related employees and other expenses, including travel expenses, office expenses, insurance, company car expenses, training and communication expenses.

         The average acquisition cost was approximately $26.0 and $21.3 per new subscriber for the nine month periods ended September 30, 2003 and 2004, respectively. We compute average acquisition cost per new subscriber by adding sales promotion expenses, SIM card subsidies, activation fees and the special transaction tax and dividing the sum by the gross number of new subscribers for the related period. These costs are recorded as either selling and marketing expense or reduction of revenue in our statements of operations. We believe that despite the recent decline in acquisition costs, the average acquisition cost may increase in 2005 as a result of an increasingly competitive environment. Therefore, we expect our selling and marketing expenses to increase in 2005. However, we plan to keep it stable as a percentage of revenues in 2005.


Nine month period ended September 30, 2004 compared to nine month period ended September 30, 2003 and three month period ended September 30, 2004 compared to the three month period ended September 30, 2003

         The following table shows information concerning our consolidated statements of operations for the periods indicated.


                                                     Nine months ended        Three months ended
                                                        September 30,            September 30,
                                                   ----------  ----------   ----------  ----------
                                                      2003        2004         2003        2004
                                                   ----------  ----------   ----------  ----------

Revenues                                             1,839.4     2,321.2        764.6       969.3
Direct cost of revenues                             (1,131.6)   (1,523.5)      (441.4)     (549.2)
                                                    --------    --------       ------      ------
     Gross profit                                      707.8       797.7        323.2       420.1
General and administrative expenses                    (79.2)      (94.0)       (30.4)      (26.5)
Selling and marketing expenses                        (173.8)     (242.0)       (67.0)      (89.1)
                                                    --------    --------       ------      ------
     Operating income                                  454.8       461.7        225.8       304.5
Income from related parties, net                         3.3         1.4          0.6         0.5
Interest income (expense), net                       (168.7)        76.4        (48.9)       78.0
Other income (expense), net                              3.8         2.4         (2.8)        1.6
Equity in net income of unconsolidated investees        13.0        31.7          6.6        15.4
Minority interest                                        2.5         4.5          1.8         1.8
Translation gain (loss), net                           (76.0)       21.6        (22.5)       12.9
                                                    --------    --------       ------      ------
     Income before taxes                               232.7       599.7        160.6       414.7
Income tax expense                                      (3.1)     (226.5)       (43.8)     (264.0)
                                                    --------    --------       ------      ------
     Net income                                        229.6       373.2        116.8       150.7
                                                    ========    ========       ======      ======

         The following table shows certain items in our consolidated statements of operations as a percentage of revenues.

                                                     Nine months ended        Three months ended
                                                        September 30,            September 30,
                                                   ----------  ----------   ----------  ----------
                                                      2003        2004         2003        2004
                                                   ----------  ----------   ----------  ----------

Revenues
        Communication fees                            97.2        96.7         97.4        97.1
        Monthly fixed fees                             1.6         1.7          1.4         1.5
        SIM card sales                                 0.8         0.9          0.8         1.0
        Call center revenues                           0.3         0.3          0.3         0.2
        Other                                          0.1         0.4          0.1         0.2
Total revenues                                       100.0       100.0        100.0       100.0
       Direct cost of revenues                       (61.5)      (65.6)       (57.7)      (56.7)
       Gross margin                                   38.5        34.4         42.3        43.3
       General and administrative expenses            (4.3)       (4.1)        (4.0)       (2.7)
       Selling and marketing expenses                 (9.5)      (10.4)        (8.8)       (9.2)
Operating income                                      24.7        19.9         29.5        31.4


         We had 22.3 million subscribers, including 17.3 million prepaid subscribers, as of September 30, 2004, compared to 18.2 million subscribers, including 13.5 million prepaid subscribers, as of September 30, 2003. In the nine month period ended September 30, 2004, we added approximately 3.3 million net new subscribers. We added 1.5 million net new subscribers to our network in the third quarter of 2004 compared to 0.9 million net new subscribers for the corresponding period of 2003. We expect to achieve a continued growth in net new additions in 2005 but at a slower pace compared to 2004. In the last quarter of 2004, we added approximately 1.1 million net new subscribers to our network and our subscriber base reached to 23.4 million, including 18.3 million prepaid subscribers, 5.1 million postpaid subscribers as of December 31, 2004.


         Revenues

         Total revenues for the nine month period ended September 30, 2004 increased 26% to $2,321.2 million from $1,839.4 million for the same period in 2003. The increase in revenues is mainly due to the growth in the number of subscribers, increased usage and tariff increase. Total revenues increased 27% to $969.3 million in the third quarter of 2004 from $764.6 million in the corresponding period in 2003 for the same reasons. Together with the improvement in the macroeconomic indicators, we expect our revenues to increase in 2005 compared to 2004 mainly due to the expected increase in our subscriber base and usage compared to 2004 despite our expectation of devaluation of TL against US dollars in 2005.

         Revenues from communication fees for the nine month period ended September 30, 2004 increased 26% to $2,246.8 million from $1,787.6 million for the same period in 2003 mainly due to increased usage, the increase in our subscriber base and the increase in tariffs. Revenues from communication fees increased 27% to $944.3 million in the third quarter of 2004 from $744.5 million in the corresponding period of 2003 for the same reasons. Communication fees include SMS revenue, which amounted to $256.2 million for the nine month periods ended September 30, 2004, $173.4 million for the same period in 2003, $93.9 million for the three month period ended September 30, 2004 and $67.2 million for the three month period ended September 30, 2003. Although the monthly fixed fee in TL remained the same, revenues from monthly fixed fees for the nine month period ended September 30, 2004 increased 28% to $38.4 million from $30.1 million for the same period in 2003 mainly due to increase in our subscriber base and appreciation of TL against US dollars. In addition, monthly fixed fees increased 30% to $14.2 million in the third quarter of 2004 from $10.9 million in the third quarter of 2003 mainly due to increase in our subscriber base. SIM card revenues for the nine month period ended September 30, 2004 increased 48% to $21.5 million from $14.5 million for the same period in 2003. SIM card revenues slightly increased 8% to $6.7 million in the third quarter of 2004 from $6.2 million in the third quarter of 2003.


         Direct cost of revenues


         Direct cost of revenues increased 35% to $1,523.5 million for the nine month period ended September 30, 2004 from $1,131.6 million for the same period in 2003 mainly due to the increase in revenue-based costs such as the ongoing license fees paid to the Turkish Treasury and additional legal provisions related to the disputes with Turk Telekom and the Turkish Treasury. For the same reasons, direct cost of revenues increased 24% to $549.2 million in the third quarter of 2004 from $441.4 million in the third quarter of 2003.

         Ongoing license fees paid to the Turkish Treasury increased 73% to $564.6 million for the nine month period ended September 30, 2004 from $325.5 million for the same period in 2003 due to additional legal provisions, the increase in revenues and the appreciation of TL against US dollars. Ongoing license fees increased 49% to $198.5 million in the third quarter of 2004 compared to $133.6 million in the third quarter of 2003 mainly due to additional legal provisions and the increase in revenues. Interconnection costs increased 2% to $202.0 million for the nine month period ended September 30, 2004 from $197.7 million for the same period in 2003. Interconnection cost increased 6% to $89.5 million in the third quarter of 2004 from $84.2 million in the third quarter of 2003.

         Transmission costs, site costs, information technology and network maintenance expenses and infrastructure costs increased approximately 75% to $155.3 million for the nine month period ended September 30, 2004 from $88.5 million for the same period in 2003 mainly due to the settlement related with Turk Telekom infrastructure dispute, appreciation of TL against US dollars and the reversal of an accrual in the second quarter of 2003 by $10.2 million. In accordance with the settlement discussions made with Turk Telekom on Turk Telekom insfrastructure dispute, we have recorded $36.4 and $23.9 million expense in the second and the third quarter of 2004, respectively. In addition, we had provided an accrual related with transmission cost as of December 31, 2002 based on our best estimate at that time whereas the amount actually invoiced was below our expectations. Those expenses increased 48% to $51.7 million in the third quarter of 2004 from $35.0 million in the same period of 2003 mainly due to the expenses related to Turk Telekom infrastructure amounting to $23.9 million in the third quarter of 2004 and the decrease in transmission rent costs made by Turk Telekom of approximately 23% on June 1, 2004. In addition, uncapitalizable antenna site costs and expenses increased 44% to $91.4 million for the nine month period ended September 30, 2004 from $63.4 million for the same period in 2003 mainly due to increase in radio network operations, increase in radio rent expenses which resulted from the renewal of rent agreements, application of Turk Telekom's 2001 regulations since July 2004 which resulted an increase in unit price and appreciation of TL against US dollars. Uncapitalizable antenna site costs and expenses increased 33% to $34.3 million for the third quarter of 2004 from $25.8 million for the third quarter of 2003 for the same reasons except the appreciation of TL against US dollars.

         Roaming expenses increased 45% to $38.4 million for the nine month period ended September 30, 2004 from $26.5 million for the same period in 2003, mainly due to the increase in roaming revenue generated from the calls made by our subscribers while outside Turkey, primarily reflecting better economic conditions. For the same reason, roaming expenses increased 54% to $14.6 million in the third quarter of 2004 from $9.5 million in the third quarter of 2003.

         Billing costs increased 17% to $20.4 million for the nine month period ended September 30, 2004 from $17.5 million for the same period in 2003 mainly due to the appreciation of TL against US dollars and increase in postage fees. Billing costs decreased 7% to $6.9 million in the third quarter of

2004 from $7.4 million in the third quarter of 2003 mainly due to the devaluation of TL against US dollars for the third quarter of 2004 compared to the same period of 2003.

         Depreciation and amortization charges slightly increased 0.6% to $317.0 million for the nine month period ended September 30, 2004 from $315.0 million for the same period in 2003. Depreciation and amortization expenses increased 0.2% to $105.4 million for the third quarter in 2004 from $105.1 million for the third quarter in 2003. The amortization expense for our GSM license was $15.0 million for the first nine month period ended 2004 and 2003.

         The cost of SIM cards sold decreased 4% to $29.1 million for the nine month period ended September 30, 2004 from $30.3 million for the same period in 2003. The cost of SIM cards sold decreased 15% to $11.5 million for the third quarter of 2004 from $13.6 million for the third quarter of 2003.

         Wages, salaries and personnel expenses for technical personnel increased 47% to $69.6 million for the nine month period ended September 30, 2004 from $47.3 million for the same period in 2003 due to the increase in the headcount, periodic increase in salaries and appreciation of TL against US dollar. Wages, salaries and personnel expenses for technical personnel increased 21% to $23.3 million for the third quarter of 2004 from $19.2 million for the third quarter of 2003 mainly due to the increase in headcount and periodic increase in salaries.

         As a percentage of revenue, direct cost of revenues increased to 66% for the nine month period ended September 30, 2004 from 62% for the same period in September 2003. In addition, as a percentage of revenue, direct cost of revenues decreased to 57% for the third quarter of 2004 from 58% for the third quarter of 2003.

         Gross profit increased to $797.7 million for the nine month period ended September 30, 2004 from $707.8 million for the same period in 2003. Gross profit increased $420.1 million for the third quarter of 2004 from $323.2 million for the third quarter of 2003.


         General and administrative expenses

         General and administrative expenses increased 19% to $94.0 million for the nine month period ended September 30, 2004 from $79.2 million for the same period in 2003, mainly due to the early extinguishment of Cellco debt and one-time fees paid for the Iran GSM license in the second quarter of 2004. General and administrative expenses decreased 13% to $26.5 million in the third quarter of 2004 from $30.4 million in the third quarter of 2003 mainly due to the effect of one-time cost related to taxes on roaming revenues in the third quarter of 2003. As a percentage of revenues, general and administrative expenses remained stable at 4% for both the nine month period ended September 30, 2004 and the corresponding period of 2003. In addition, as a percentage of revenues, general and administrative expenses decreased to 3% for the three month periods ended September 30, 2004 compared to 4% for the same period in 2003.

         During 2004 and 2003, we have invested in the 12.75% Senior Notes, issued by Cellco. The nominal value and amortized cost of such bonds amounted to $65.0 million and $73.1 million, respectively. Our reacquisition of these bonds is considered an early extinguishment of debt under the provisions of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". The difference between the reacquisition price and net carrying amount of Cellco bonds amounting to $8.1 million is recorded in general and administrative expenses.

         In the first quarter of 2004, Turkcell made a payment to BNP Paribas relating to the GSM license tender on behalf of Irancell. According to the tender conditions, the Irancell Consortium (the "Consortium") that acquires the license will pay the consultancy fees of BNP Paribas (which acts as the consultant to the Iranian Authorities). In the first quarter of 2004, we paid such consultancy fees and charged $8.9 million to general and administrative expenses.

         Bad debt expenses increased 4% to $10.4 million for the nine month period ended September 30, 2004 from $10.0 million for the same period in 2003. Although we have improved our collection activities through initiatives such as credit scoring, permitting subscribers to make payments under an installment plan, and new collection channels and improvement in the legal follow-up system to decrease fraud, our bad debt expenses increased to $3.3 million in the third quarter of 2004 from $0.9 million in the third quarter of 2003 mainly due to decreasing effects of these collection activities. We provided an allowance of $121.9 million for doubtful receivables for the nine month period ended September 30, 2004 identified based upon past experience in our consolidated financial statements.


         Consulting expenses increased 3% to $9.3 million for the nine month period ended September 30, 2004 from $9.0 million for the same period in 2003. Consulting expenses increased 3% to $3.1 million for the third quarter of 2004 from $3.0 million for the third quarter of 2003.


         Wages, salaries and personnel expenses for non-technical and non-marketing employees increased 83% to $28.5 million for the nine month period ended September 30, 2004 from $15.6 million for the same period in 2003 mainly due to the increase in the headcount, periodic increase in salaries and appreciation of the TL against the US dollars. These expenses increased 83% to $10.6 million for the third quarter of 2004 from $5.8 million for the third quarter of 2003 for the same reasons except the appreciation of TL against US dollars.

         Selling and marketing expenses


         Selling and marketing expenses increased 39% to $242.0 million for the nine month period ended September 30, 2004 from $173.8 million for the same period in 2003, mainly due to the increase in prepaid subscribers' frequency usage fees, increased sponsorships and appreciation of TL against US dollars. Selling and marketing expenses increased 33% to $89.1 million in the third quarter of 2004 from $67.0 million in the third quarter of 2003 mainly due to the increase in prepaid subscribers' frequency usage fees and increased sponsorships. As a percentage of revenues, selling and marketing expenses were 10% and 9% for the nine month periods ended September 30, 2004 and 2003, respectively. In addition, as a percentage of revenues, selling and marketing expenses were 9% for the third quarter of both 2004 and 2003. We expect our selling and marketing expenses to increase in 2005. However, we aim to keep it stable as a percentage of revenues.

         Total postpaid advertising, market research, product management, public relations and call center expenses increased 41% to $57.2 million for the nine month period ended September 30, 2004 from $40.7 million for the same period in 2003 mainly due to the increased corporate and social sponsorships. For the same reasons, total postpaid advertising, market research, product management, public relations and call center expenses increased 22% to $22.4 million in the third quarter of 2004 from $18.4 million in the third quarter of 2003.

         Total prepaid advertising, market research, product management, public relations expenses and prepaid subscribers' frequency usage fee expenses increased 55% to $112.2 million for the nine month period ended September 30, 2004 from $72.4 million for the same period in 2003. The increase in 2004 mainly stemmed from the increase in prepaid subscribers' frequency usage fees. See "Item 8A. Consolidated Statements and Other Financial Information-Legal and Arbitration Proceedings" in our 20-F. For the same reasons, total prepaid advertising, market research, product management, public relations expenses and prepaid subscribers' frequency usage fee expenses increased 65% to $40.7 million in the third quarter of 2004 from $24.6 million in the third quarter of 2003.

         Activation fees increased 5% to $22.2 million for the nine month period ended September 30, 2004 from $21.2 million for the same period in 2003. Of the total dealer activation fees for the nine month period ended September 30, 2004, for the nine month period ended September 30, 2003, for the three month period ended September 30, 2004 and for the three month period ended September 30, 2003, $15.3 million, $16.4 million, $6.8 million, $5.4 million were for prepaid activations, respectively.

         Wages, salaries and personnel expenses for selling and marketing employees increased 33% to $26.9 million for the nine month period ended September 30, 2004 from $20.3 million for the same period in 2003 mainly due to the increase in the headcount, periodic increase in salaries and appreciation of TL against US dollars. Wages, salaries and personnel expenses for selling and marketing employees increased 21% to $9.4 million in the third quarter of 2004 from $7.8 million in the third quarter of 2003 for the same reasons except the appreciation of TL against US dollars.

         Operating income

         Operating income increased 2% to $461.7 million for the nine month period ended September 30, 2004 from $454.8 million for the same period in 2003. Operating income increased 35% to $304.5 million in the third quarter of 2004 from $225.8 million in the third quarter of 2003 mainly due to the increase in revenues.

         Interest income (expense), net

         Net interest income was $76.4 million for the nine month period ended September 30, 2004 compared to $168.7 net interest expense for the same period in 2003. The change between periods was mainly due to the effect of legal provisions, repayment of principal portion of loans made during 2003 amounting to $673.5 million and increase in average time deposited cash balance. Interest income related to legal provisions was $26.3 million for the nine month period ended September 30, 2004 and interest expense related to legal provisions was $141.4 for the corresponding period in 2003. In addition, interest expense related to the principal repayments of loans decreased to $50.8 million for the nine month period ended September 30, 2004 from $90.4 million for the nine month period ended September 30, 2003. For the same reason, net interest income was $78.0 million in the third quarter of 2004 compared to $48.9 million, net interest expense for the same period in 2003.


         Equity in net income of unconsolidated investees

         Our share of the net income of unconsolidated investees was $31.7 million for the nine month period ended September 30, 2004 compared to $13.0 million for the same period in 2003. The increase in net income of unconsolidated investees is due to an increase in Fintur's net income to $76.6 million for the nine month period ended September 30, 2004 from $31.4 million for nine month period ended September 30, 2003. For the same reason net income of unconsolidated investees increased to $15.4 million in the third quarter of 2004 from $6.6 million in the third quarter of 2003.

         Translation gain (loss), net

         We recorded a translation gain of $21.6 million for the nine month period ended September 30, 2004 compared to a translation loss of $76.0 million for the same period in 2003. Translation gain experienced in 2004 stemmed from the devaluation of the TL against US dollars at September 30, 2004 compared to December 31, 2003. On the other hand, TL appreciated against US dollars at September 30, 2003 compared to December 31, 2002 which caused translation loss in 2003. As we recorded significant amount of accruals against legal disputes in our balance sheet, and nearly all of the accruals are in terms of TL, the devaluation of TL resulted in a translation gain. For the same reasons, we recorded $12.9 million of translation gain in the third quarter of 2004 compared to translation loss of $22.5 million in the third quarter of 2003.

         Income tax expense

         Income tax expense for the nine month period ended September 30, 2004 and 2003 were $226.5 million and $3.1 million, respectively. We establish valuation allowances in accordance with the provisions of SFAS No. 109. We continually review the adequacy of the valuation allowance based on changing conditions in the market place in which we operate and our projections of future taxable income, among other factors. We forecast to have taxable income in 2004 and have generated taxable income for nine consecutive quarters. We believe that subsequent to the conclusion of the war in Iraq during the second quarter of 2003 and the limited impact it has had on the economic situation in Turkey, the economic and political uncertainties surrounding us have become less uncertain and provided us better visibility about the near term future. In addition, the economic and political situation in Turkey has become more stable and there are positive expectations about the near term future. Furthermore, the interconnection agreement with Turk Telekom has been revised in late 2003. We believe that these matters also provide us better visibility about the near term future. As a result, we concluded that it was more likely than not that the deferred tax assets of $323.5 million were realizable. Turkish tax legislation does not allow companies to file tax returns on a consolidated basis. Accordingly, we believe a valuation allowance should continue to be provided on a portion of the deferred tax assets, resulting from certain consolidated subsidiaries, as they are unable to conclude that the likelihood of realizing these deferred tax assets is more likely than not. Accordingly, a valuation of approximately $12.1 million is recorded as of September 30, 2004 (December 31, 2003: $11.0 million) for such amounts. The valuation allowance at December 31, 2003 and September 30, 2004 has been allocated between current and non-current deferred tax assets on a pro-data basis in accordance with the provisions of SFAS No. 109. We believe that it is more likely than not the net deferred tax asset of approximately $323.5 million as of September 30, 2004 will be realized through reversal of taxable temporary differences as well as future taxable income exclusive of reversing taxable temporary differences. We will continue to evaluate the realizability of our deferred tax assets including net operating loss and tax credit carryforwards and the related impact on the valuation allowance.

         Net income

         Net income increased to $373.2 million for the nine month period ended September 30, 2004 compared to net income of $229.6 million for the same period in 2003. The increase was mainly due to the increase in revenues, net interest income and translation gain despite negative effect of taxation charges for the nine month period ended September 30, 2004 compared to the same period in 2003. For the same reasons, net income increased 29% to $150.7 million in the third quarter of 2004 compared to a net income of $116.8 million in the third quarter of 2003.

Taxation Issues in Telecommunications Sector

         On August 1, 2004 certain provisions of the Special Communication Tax Law were amended. In particular, the Special Communications Tax which was imposed on new subscribers that transfer from one mobile operator to another, has been abolished. In addition, Turk Telekom has started to calculate 15% of special communication tax on interconnect invoices and subscriber invoices. Furthermore, applicable from January 1, 2005, Special Communication Tax on new subscription is increased to TL 22.0 million from TL 20.0 million per subscriber.

         Effective from January 1, 2005, a one time license fee, which is paid for each handset purchased by the subscriber, has been increased to TL 9.8 million (equivalent to $6.54 at September 30, 2004) from TL 8.9 million (equivalent to $5.94 at September 30, 2004).

         Applicable from January 1, 2005, lump-sum stamp duty liability from the subscription contracts, which does not state any amount on the contract is abolished.

         For a discussion of Turkish Tax legislation on telecommunications revenues, please see "Item 5A. Operating Results-Taxation Issues in Telecommunications Sector" in the 20-F. Other than as disclosed herein, there have been no material changes in the taxes imposed on telecommunications services since the date of the 20-F.

Investment Incentive Certificates

         In 1993, 1997, 2000, and 2001, the Under Secretariat of the Treasury approved investment incentive certificates for a program of capital expenditures made by us and our subsidiaries in our mobile communications operations and call center operations. Such incentives entitle us to a 100% exemption from customs duty on imported machinery and equipment and an investment tax benefit of 100% on qualifying expenditures. The investment tax benefit takes the form of deductions for corporation tax purposes, but these deductions were subject to withholding tax at a rate of 19.8% (for expenditures made after April 24, 2003, the investment tax benefit equals 40% of qualifying expenditures but it is not subject to any withholding tax). As of September 30, 2004, investment incentive certificates provide for tax benefits on cumulative purchases of up to approximately $4.1 billion in qualifying expenditures as defined in the certificates. As of September 30, 2004, we had unused tax credit carryforwards under the certificates of approximately $298.5 million ($343.0 million as of December 31, 2003) which can be carried forward indefinitely. The certificates are denominated in TL. However, approximately $0.6 billion of qualifying expenditures through September 30, 2004 ($2.1 billion as of December 31, 2003) under the certificates are indexed against future inflation.

         Law No. 4842, which made changes in certain taxation matters, was announced on April 24, 2003. For a discussion of these changes, see "Item 5A. Operating Results" in the 20-F.

Capital Transactions

         On June 23, 2004, our board of directors decided that Turkcell's statutory paid-in capital should be increased from TL 500 trillion to TL 1,474.6 trillion by adding TL 118.1 trillion out of the total dividend for the year 2003 and the statutory capital inflation adjustment (included in the financial statements prepared in accordance with the accounting standards promulgated by the Turkish Capital Markets Board) amounting to TL 856.5 trillion for 2003. The Turkish Capital Markets Board approved the share capital increase on July 15, 2004 and the distribution of bonus shares commenced on July 30, 2004. This statutory capital increase was treated as stock split in our consolidated financial statements prepared in accordance with US GAAP. As a result of the aforesaid transactions we issued 974,639,361,000 new shares. Accordingly, all share amounts and per share figures reflected in our historical financial statements have been retroactively restated.


Effects of Inflation

         The annual inflation rates in Turkey were 29.7%, 18.4% and 9.3% for the years ended December 31, 2002, 2003 and 2004, respectively, based on the Turkish consumer price index. Annual inflation rates were 9% as of September 30, 2004 and 23% for the same period in 2003. With the help of tight monetary policy followed by the Central Bank of Turkey and 6.5% target primary budget balance required by the IMF program, inflation has decreased to single digit numbers. The current inflation target set by the Central Bank of Turkey is 8% for 2005. Furthermore, the Central Bank of Turkey announced that it will start inflation targeting starting from 2006. With adherence to the IMF program and implementation of structural reforms, inflation could be decreased further in 2005. In addition to the IMF Program, the decision by the European Union ("EU") on December 17, 2004 which allows Turkey to start negotiations for a full membership starting from October 3, 2005, will also be a very important factor in the success of macro economic policies intended to decrease inflation. For additional information about the effects of inflation, see "Item 3A. Selected Financial Data - Exchange Rate Data" and "Item 3D. Risk Factors" in our 20-F.

New Accounting Standards Issued

         The Financial Accounting Standards Board (the "FASB") has issued Statements of Financial Accounting Standards ("SFAS") No. 153, "Exchanges of Non-monetary Assets", an amendment of APB Opinion No. 29, Accounting for Non-monetary Transactions. The amendments made by SFAS No. 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for non-monetary exchanges of similar productive assets and replace it with a broader exception for exchanges of non-monetary assets that do not have commercial substance. Previously, Opinion No 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. SFAS No. 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The provisions of SFAS No. 153 shall be applied prospectively. The adoption of SFAS No. 153 is not expected to have a material effect on our consolidated financial statements.

         On December 12, 2004 the FASB published SFAS No. 123 (revised 2004), "Share-Based Payment". SFAS No. 123(R) requires that the compensation costs relating to share-based payment transactions will be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SFAS No. 123(R) focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Public entities (other than those filing as small business issuers) will be required to apply SFAS No. 123(R) as of the first interim or annual reporting period that begins after June 15, 2005. The adoption of SFAS No. 123(R) is not expected to have a material effect on our consolidated financial statements.

         On November 2004, the FASB has issued SFAS No. 151, "Inventory Costs", an amendment of ARB No. 43, Chapter 4. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing", to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal". In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The provisions of SFAS No. 151 should be applied prospectively. The adoption of SFAS No. 151 is not expected to have a material effect on our consolidated financial statements.

         At June 30-July 1, 2004 meetings, Emerging Issues Task Force ("EITF") reached a consensus on EITF 02-14, "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock". The consensus was reached regarding an investor that has the ability to exercise significant influence over the operating and financial policies of the investee. This type of investor should apply the equity method of accounting only when it has an investment(s) in common stock and/or an investment that is in-substance common stock. EITF also reached a consensus on the definition of in-substance common stock and related guidance. EITF 02-14 is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 is not expected to have a material impact on our consolidated financial statements.

         Through an announcement at the EITF meeting on September 29, 2004, the Staff of the United States Securities and Exchange Commission (the "SEC") provided guidance relating to the use of the residual method to value acquired assets other than goodwill under US GAAP. The new guidance requires the use of a direct value method when assigning fair values to intangible assets other than goodwill acquired in business combinations under SFAS No. 141, "Business

Combinations", completed after September 29, 2004 and for impairment testing under SFAS No. 142 "Goodwill and Other Intangible Assets". SEC registrants that have applied the residual method to intangible assets other than goodwill in impairment testing are required to perform a transitional impairment test using a direct method no later than the beginning of their fiscal year beginning after December 15, 2004. Any transitional impairment should be recorded, net of tax, as a cumulative effect in a change in accounting principle. Reclassification of recorded balances between goodwill and intangible assets immediately prior to adoption of this guidance is prohibited. The adoption of the Topic D-108 is not expected to have a material effect on our consolidated financial statements.

         On September 2004, EITF reached a consensus on EITF 04-01, "Accounting for Preexisting Relationships between the Parties to a Business Combination". This Issue applies when two parties that have a pre-existing contractual relationship enter into a business combination. Specifically, the Issue is whether a consummation of a business combination between two parties that have a pre-existing contractual relationship should be evaluated to determine if a settlement of a pre-existing contractual relationship exists, thus requiring accounting separate from the business combination. The measurement and recognition of a settlement of a preexisting relationship in conjunction with a business combination and whether certain reacquired rights should be recognized as intangible assets apart from goodwill. The FASB staff recommends that any consensuses on recognition and measurement of a settlement of a preexisting relationship in a business combination should be applied prospectively to business combinations completed in reporting periods beginning after October 13, 2004. The adoption of EITF 04-01 is not expected to have a material effect on our consolidated financial statements.



Liquidity and Capital Resources

         Liquidity

         We require significant liquidity to finance capital expenditures for the expansion and improvement of our GSM network, for non-operational capital expenditures, for working capital and to service our debt obligations. To date, these requirements have been funded largely through supplier financings, bank borrowings, and the issuance of $700 million in bonds by our consolidated finance vehicle, Cellco Finance N.V. ("Cellco"), which issued $300 million of debt securities in July 1998 and $400 million of debt securities in December 1999. As of September 30, 2004, total net outstanding Cellco debt amounts to $335 million. During 2003 and 2004, we purchased Cellco notes with a nominal value of $65.0 million. Our reacquisition of these bonds is considered an early extinguishment of debt under the provisions of SFAS No. 140 and reduces outstanding indebtedness.

     Summary of our consolidated cash flows for the nine month periods ended September 30, 2004 and 2003 are as follows:

(In millions of USD)                                           2003       2004
                                                               ----       ----
Net cash provided by operating activities                     733.4      637.9
Net cash used in investing activities                        (154.7)    (352.1)
Net cash (used in) provided by financing activities          (276.6)      85.6
                                                            -------    -------
Net cash increase                                             302.1      371.4
                                                            =======    =======


         The net cash provided by our operating activities for the nine month period ended September 30, 2004 and 2003 amounted to $637.9 million and $733.4 million, respectively. The decrease in 2004 was primarily due to the net effect of payments with respect to litigations and increase in revenues in 2004.

         The net cash used in investing activities for the nine month periods ended September 30, 2004 and 2003 amounted to $352.1 million and $154.7 million, respectively. Total investments in investees amounted to $184.1 million as of September 30, 2004 compared to $143.0 million as of September 30, 2003.

         For the nine month period ended September 30, 2004, we spent approximately $352.1 million for capital expenditures compared to $128.7 million for the same period in 2003. Increase in capital expenditures was mainly due to increase in capital expenditures of DCC. Capital expenditures made by DCC of $128.3 million mainly represent GSM 1800 license fees and new network investments. Capital expenditures are expected to be at higher levels ($300.0 million up to $500.0 million) in 2005 compared to 2004 due to the improved subscriber base and profile.

         The net cash provided by financing activities for the nine month period ended September 30, 2004 amounted to $85.6 million and the net cash used in financing activities for the nine month period ended September 30, 2003 amounted to $276.6 million. As of September 30, 2004, $775.5 million was outstanding as short-term and long-term borrowings. We also entered into lease agreements in the amount of $77.0 million with various leasing companies ($64.7 million for our headquarters and other real estate, $3.7 million for computers installed at the building, office equipment and company cars and $8.6 million for a central betting system).

         We have obtained additional borrowings of $100.0 million from Akbank TAS ("Akbank") in February 2004 and $100.0 million from Turkiye Garanti Bankasi AS ("Garanti") in March 2004. Both facilities will be repaid in three years. During the second quarter of 2004, we have fully drawn the $100.0 million Syndicated Murabaha facility arranged with Islamic Development Bank ("IDB") and HSBC Bank AS. ("HSBC"). The facility became effective on January 16, 2004 with the final drawdown made on June 16, 2004. This facility has maturity of two years from each drawdown.

Off-balance sheet arrangements

         Off-balance sheet arrangements refer to any transaction, agreement, or other contractual arrangement involving an unconsolidated entity (other than contingent liabilities arising from litigation, arbitration or regulatory actions), under which a company has:

         o    provided guarantee contracts;

         o    retained or contingent interests in transferred assets;

         o any obligation under derivative instruments classified as equity; or

         o any obligation arising out of material variable interests in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the company, or that engages in leasing, hedging, or research and development arrangements with the company.

         Based on the shareholders agreement signed on January 27, 2004 and effective from April 2, 2004, we committed to arrange at least $150.0 million of financing for DCC until the end of 2006. We have substantially fulfilled our above mentioned commitment by acting as the guarantor of vendor financing agreements signed by LLC Astelit ("Astelit"), our 50% owned subsidiary with Nokia Corporation ("Nokia") and ABN AMRO NV, Ericsson AB and Ericsson Credit AB and Sysdate Pty. Ltd. ("Sysdate") and ABN AMRO NV. In return of these guarantees, we pledged minority shares of Euroasia Telecommunications Holding B.V. ("Euroasia").

         Based on the shareholders loan agreement signed on January 6, 2005, the shareholders of Euroasia committed to arrange $40.0 million of financing to Euroasia in proportion to their respective shareholding in Euroasia. The loan shall be used by Euroasia to fund its indirect subsidiary Astelit. Turktell Uluslararasi has fulfilled its commitment amounting to $20.4 million by signing a deposit pledge agreement at an equal amount, with HSBC Bank Plc in return for which HSBC Bank Plc. has allowed a back to back loan to Euroasia. According to the shareholders loan agreement, financing commitments should be fulfilled on or prior to February 28, 2005. If any of the shareholders fails to fulfill its commitment until February 28, 2005, either the shares of the non-funding shareholders will then be diluted by the funding shareholders in proportion to their existing holdings and up to the unfunded amount; or the amount of the loans will increase to $50.0 million and the deadline to arrange the financing will be extended to March 31, 2005. The increase in the loan will cause an increase in each shareholder's commitment in proportion to their respective shareholding in Euroasia. If any of the shareholders fails to fulfill its increased commitment on or before March 31, 2005, the shares of the non-funding shareholder will then be diluted by the funding shareholders in proportion to their existing holdings and up to the unfunded amount.

         Irancell has been selected as the licensee to be authorized to build and operate a nationwide GSM network in Iran and provide GSM services to the Iranian market. The GSM license agreement was signed on September 12, 2004 between the Consortium and the Iranian Authorities. On September 26, 2004, both the Iranian Parliament and Guardian Council stated that the agreement concerning the mobile phone network will become effective upon the approval of the Parliament. Accordingly, Irancell must receive the Iranian Parliament's approval prior to the payment of the EUR 300 million of license fee in order to become the second licensed GSM operator in Iran. It should be noted that Irancell is in the progress of formation. Once Irancell is formally established and the license will be awarded to Irancell, Irancell will be required to pay an initial upfront fee of EUR 300 million and an ongoing license fee based on a percentage of the precommitted gross revenue or the actual gross revenue, whichever is greater.

         As a condition of the GSM license bid in Iran, the Consortium was obliged to provide a bid bond amounting to 263.0 billion Iranian Rial (equivalent to $24.1 million at September 30, 2004), which was approximately equal to EUR 25 million at the date of issuance, to the Iranian Authorities. This bid bond was issued by Bank Saderat under a Deutsche Bank AG counter-guarantee on February 8, 2004 and was underwritten by us. Although the maturity of the bid bond was February 5, 2005, it was released on December 13, 2004 according to the instructions of the Iranian Authorities.

         The Consortium was also obliged to provide a payment guarantee to the Iranian Authorities of EUR 300.0 million, for an upfront license fee. The payment guarantee becomes effective when the license is formally awarded to Irancell. We have guaranteed a EUR 210.0 million (equivalent to $258.7 million as of September 30, 2004) portion of this guarantee through HSBC plc, which issued the payment guarantee under a syndicate with Akbank and BNP Paribas with an initial maturity of September 7, 2004. Since Irancell was not established, the payment guarantee has been extended until February 10, 2005.

         As of September 30, 2004, we have entered into purchase contracts relating to advertising services, the value of which amounted to $33.0 million. Subsequent to September 30, 2004, we received advertising services amounting to $10.0 million and the amount of such purchase contracts decreased to $23.0 million. In addition, we routinely enter into operating leases for property and equipment in the normal course of business. At September 30, 2004, there were no commitments and contingent liabilities in material amounts arising from such operating leases.

         Contractual Obligations and Commercial Commitments

         The following table illustrates our major contractual obligations and commitments as of September 30, 2004.

(US$ Million)                                    Contractual obligations and commitments due by period

                                           Total    Less than 1 year    1-3 years   4-5 years   After 5 years
                                           -----    ----------------    ---------   ---------   -------------
Long-Term Borrowings                        773.5        501.7            271.8          -            -

Finance Lease Obligations                    17.3         13.1              4.2          -            -

Purchase Obligations                        278.5         18.5            260.0          -            -

     Advertising services                    33.0         17.5             15.5          -            -

     GSM Equipment                          243.0            -            243.0          -            -

     Other Equipment                          2.5          1.0              1.5          -            -

Total Contractual Cash Obligations        1,069.3        533.3            536.0        0.0          0.0

         Purchase obligations in relation to advertising services arise due to the "Amended Framework Agreement" signed with Asli Gazetecilik on May 30, 2004, extending the terms of the agreement until December 31, 2005, and the sponsorships agreement signed with ADD Production Medya A.S. ("ADD") relating to the sponsorship of Besiktas Jimnastik Klubu ("BJK"), a football club in Istanbul, on June 21, 2004. In accordance with the "Amended Framework Agreement", we paid $5.0 million on June 18, 2004, $2.5 million on September 30, 2004 and $2.5 million on December 30, 2004.

         With respect to the sponsorships agreement signed between ADD and us, we have paid $7.0 million to ADD on June 23, 2004. In respect to the agreement, we have committed to pay $8.0 million to ADD in two equal installments on July 1, 2006 and on July 1, 2007, respectively.

         Purchase obligations in relation to GSM equipment arise from GSM equipment supply and service contracts signed by Astelit. Astelit has entered into a $89.0 million vendor financing agreement with Ericsson AB and Ericsson Credit AB on June 30, 2004 and EUR 125.0 million (equivalent to $154.0 million as of September 30, 2004) with Nokia and ABN AMRO NV. Under these agreements Ericsson Credit AB and ABN AMRO NV will make credit facilities available to Astelit in respect of equipment purchases from Ericsson and Nokia. We have provided guarantees for 55% of the amounts financed plus 55% of interest and costs in case of non-payment by Astelit.

         Purchase obligations in relation to betting terminals arise from a financial lease agreement signed between Inteltek and ABN AMRO Finansal Kiralama AS ("ABN AMRO Leasing") on June 14, 2004, under which we committed to purchase 1,500 betting terminals amounting EUR 2 million (equivalent to $2.5 million as of September 30, 2004).

         Subsequently on November 2, 2004, Astelit has also entered into a $13.2 million supply contract including cost of equipment and services, interest and fees and $7.2 million portion of this contract is financed through vendor financing agreement with Sysdate and ABN AMRO N.V., under which ABN AMRO N.V. will finance Astelit's purchases of GSM 1800 billing equipment, software and services. On November 23, 2004, we provided a guarantee for $7.2 million plus interest and costs in case of non-payment by Astelit. This guarantee will expire on May 2, 2006.


         Subsequent to September 30, 2004, with respect to the dispute on the additional ongoing license fee on value added services and other charges; the dispute on additional ongoing license fee on special transaction tax and stamp duty; the dispute on additional ongoing license fee on interconnection revenues, the settlement agreement has been signed between us and the Turkish Treasury. According to the agreement, we agreed to pay TL 866.5 trillion (equivalent to $578.6 million at September 30, 2004) to the Turkish Treasury, which consists of TL 596.7 trillion (equivalent to $398.4 million at September 30, 2004) in principal and TL 269.8 trillion (equivalent to $180.1 million at September 30, 2004) in interest. We made two payments amounting to TL 300 trillion (equivalent to $200.3 as of September 30, 2004) and TL 150 trillion (equivalent to $100.2 million as of September 30, 2004) that have become a requirement to the settlement on October 19, 2004 and on November 25, 2004, respectively. Also after the agreement has been signed, we paid TL 156.4 trillion (equivalent to $104.4 million at September 30, 2004) and TL 93.5 trillion (equivalent to $62.4 million at September 30, 2004) to the Turkish Treasury on December 27, 2004 and on January 25, 2005 including TL 6.4 trillion (equivalent to $4.3 million at September 30, 2004) and TL 4.7 trillion (equivalent to $3.1 million at September 30, 2004) interest, respectively.


         Subsequent to September 30, 2004, the settlement agreement has been signed with Turk Telekom with respect to the dispute on Turk Telekom interconnection fee. After we and Turk Telekom agreed that we owed Turk Telekom a total of TL1,530.6 trillion (equivalent to $1,022.0 million as of September 30, 2004), including principal, interest, VAT and SCT. We accepted and committed to pay TL 997.6 trillion (equivalent to $666.1 million as of September 30, 2004) after Turk Telekom's deductions on our interconnection receivables through May 2003 to November 2004, amounting to TL533.0 trillion (equivalent to $355.9 million as of September 30, 2004), including principal, interest, VAT and SCT. Based on the payment plan at the agreement, the first installment on December 31, 2004 was equal to the monthly interconnection fee receivables of us. The remaining balance will be paid in 17 equal monthly installments.

         Subsequent to September 30, 2004, we settled infrastructure usage dispute with Turk Telekom by an agreement through negotiation. We and Turk Telekom agreed on Turk Telekom's receivables with respect to infrastructure usage dispute being TL 102 trillion (equivalent to $68.1 million at September 30, 2004) including principle, interest, VAT; and our receivables with respect to 15% fund payment being TL 39.5 trillion (equivalent to $26.3 million at September 30, 2004). After netting the receivables we agreed with Turk Telekom that we owed Turk Telekom TL 62.5 trillion (equivalent to $41.8 million at September 30, 2004). We will pay the agreed amount in ten instalments with the interest upon. We made payments amounting to TL 29.6 trillion (equivalent to $19.7 million at September 30, 2004) in accordance with the payment plan.



         Related Party Transactions

         For a discussion of our transactions with related parties see "Item 7B. Related Party Transactions" in our 20-F. There have been no material changes in our related party transactions since the date of our 20-F.

         Contingent Liabilities

         The following table illustrates our major contingent liabilities as of September 30, 2004.

                                                    Amount of contingent liability expiration per period
                                                        Remaining
                                                       commitment
USD million                                         at September,30
                                      Total amount  ----------------  Less than 1                             Over 5
                                       committed          2004            year     1 - 3 years   4 - 5 years   years
                                       ---------          ----            ----     -----------   -----------   -----
Guarantees
Irancell                                 282.8            282.8          282.8           -           -           -

     Iranian Authorities                 258.7            258.7          258.7           -           -           -
     Iranian Authorities                  24.1             24.1           24.1           -           -           -
Digital Platform                          87.2             22.7           17.0         5.7           -           -
     BNP - Brussels (Buyer Credit)        50.2             17.8           13.6         4.2           -           -
     BNP - Brussels (Financial Loan)       8.2              0.4            0.4           -           -           -
     BNP - Hungary (Buyer Credit)         11.7              4.4            2.9         1.5           -           -
     Websterbank - USA                     1.2              0.1            0.1           -           -           -
--------------------------------------------------------------------------------------------------------------------


         We have contingent liabilities in respect of bank letters of guarantee obtained from Yapi Kredi and given to the Telecommunications Authority amounting to $5.0 million, and customs authorities, private companies and other public organizations amounting to $32.2 million. In addition, as of September 30, 2004, we are contingently liable in respect of bank letters of guarantee obtained from other banks and given to private companies and other public organizations amounting to $0.7 million.

         As a condition of its GSM license bid, the Consortium was obliged to provide a bid bond amounting to 263.0 billion Iranian Rial (equivalent to $24.1 million at September 30, 2004), which was approximately equal to EUR 25 million at the date of issuance, to the Iranian Authorities. This bid bond was issued by Bank Saderat under Deutsche Bank AG counter-guarantee on February 8, 2004 and was underwritten by us. Although the maturity of the bid bond was February 5, 2005, it was released on December 13, 2004.

         Under the terms of the license, Irancell will be required to pay an ongoing license fee based on a percentage of the precommitted gross revenue or the actual gross revenue, whichever is greater.

         Additionally, the Consortium was also obliged to provide a payment guarantee to the Iranian Authorities of EUR 300 million, for an upfront license fee. The guarantee becomes effective when the license is formally awarded to Irancell. We have guaranteed a EUR 210 million (equivalent to $258.7 million at September 30, 2004) portion of this guarantee through HSBC plc, which issued the payment guarantee under a syndicate with Akbank and BNP Paribas with an initial maturity of September 7, 2004. Since Irancell was not established, the payment guarantee has been extended until February 10, 2005.

         Guarantees given on behalf of Digital Platform are related to loans for set-top box, head-end and uplink imports and working capital financing used from the respective banks.

         Based on the shareholders agreement signed on January 27, 2004 and effective from April 2, 2004, we committed to arrange at least $150.0 million of financing to DCC until the end of 2006. We have substantially fulfilled our above mentioned commitment by acting as the guarantor of vendor financing agreements signed by Astelit with Nokia and ABN AMRO, Ericsson AB and Ericsson Credit AB and Sysdate and ABN AMRO NV. In return of these guarantees, we pleged minority shares of Euroasia.

         Astelit has entered into vendor financing agreements with Ericsson AB and Ericsson Credit AB, Nokia and ABN AMRO NV and Sysdate and ABN AMRO NV; amounting to $89.0 million, EUR 125.0 million (equivalent to $154.0 million as of September 30, 2004) and $7.2 million on June

30, 2004, July 12, 2004 and November 2, 2004, respectively. The payment guarantees were issued on July 22, 2004, August 26, 2004 and November 23, 2004 and will expire on January 21, 2006, December 30, 2005 and May 2, 2006, respectively.

         Based on the shareholders loan agreement signed on January 6, 2005, the shareholders of Euroasia committed to arrange $40.0 million of financing to Euroasia in proportion to their respective shareholding in Euroasia. The loan shall be used by Euroasia to fund its indirect subsidiary Astelit. Turktell Uluslararasi has fulfilled its commitment amounting to $20.4 million by signing a deposit pledge agreement at an equal amount, with HSBC Bank Plc in return for which HSBC Bank Plc. has allowed a back to back loan to Euroasia. According to the shareholders loan agreement, financing commitments should be fulfilled on or prior to February 28, 2005. If any of the shareholders fails to fulfill its commitment until February 28, 2005, either the shares of the non-funding shareholders will then be diluted by the funding shareholders in proportion to their existing holdings and up to the unfunded amount; or the amount of the loans will increase to $50.0 million and the deadline to arrange the financing will be extended to March 31, 2005. The increase in the loan will cause an increase in each shareholder's commitment in proportion to their respective shareholding in Euroasia. If any of the shareholders fails to fulfill its increased commitment on or before March 31, 2005, the shares of the non-funding shareholder will then be diluted by the funding shareholders in proportion to their existing holdings and up to the unfunded amount.

         We also provided a letter of guarantee to the Turkish Treasury amounting to TL 566.5 trillion (equivalent to $378.2 million as of September 30, 2004), which has been obtained from Yapi Kredi and will expire on April 15, 2005. The amount of the bank letter of guarantee reduced by the payments of TL 150 trillion payment made on November 25, 2004, TL 150 trillion payment made on December 27, 2004 and TL 88.8 trillion payment made on January 25, 2005 and further payments will be deducted from the remaining portion of the letter of guarantee.

         Liquidity Outlook

         Under the current assumptions and circumstances, we expect to generate sufficient cash to maintain our strong cash position and positive free cash flow in the business. According to our current business plan, we believe that we will be able to finance our current operations, capital expenditures and financing costs and maintain and enhance our network through our operating cash flow, our strong cash balance as of September 30, 2004 and certain financing transactions we have completed in the first three quarters of 2004.

         The forward-looking statements made here regarding our liquidity and any other financial results are not a guarantee of performance. They are subject to risks and uncertainties that could cause future activities and results of operations to be different from those set forth in this MD&A.

         The important factors that may adversely affect our projections are general economic conditions, change in the competitive environment, developments in the domestic and international capital markets, increased investments, changes in telecommunication regulations and the ongoing legal cases.

         General Economic Conditions

         With the support of the encouraging outlook of the economy and the positive consumer sentiment in the market, we expect to maintain our net cash generation trend. Turkish Government's efforts to engage in a new economic program with IMF lasting until 2007, acceptance of Turkey for membership negotiations with the European Union ("EU"), recovery in the purchasing power in line with the developments such as GDP growth, decreasing inflation in line with government targets, improved distribution of wealth and growing young and technology oriented population are projected to expand the GSM penetration in the market. However, any change in the above stated factors including structure of the current competition might create additional cash need for us.

         Loans

         During the second quarter of 2004, we have fully utilized the $100 million Syndicated Murabaha facility, arranged by IDB and HSBC. This facility has a maturity of two years from each drawn down date and was used to finance network equipment purchases in 2004. This agreement was signed on January 16, 2004 and the facility has been utilized completely as of June 16, 2004. Our aim was to diversify our international investor base and lower our borrowing costs on an unsecured basis.

         In the first quarter of 2004, we obtained an additional $200 million from Akbank and Garanti , $100 million from each with maturities of three years. These facilities provided us further financial flexibility for equity injections to be made to our foreign investment and possible payments to be made related with legal disputes. Meanwhile, we were able to extend the maturity of our loan portfolio while lowering our total borrowing costs through these local bilateral facilities.

         Also on October 30, 2003, Yapi Kredi has committed to provide a cash loan facility, with market rates available at our future drawdown, up to $150 million. This credit line expired as of October 30, 2004. As part of our risk management strategy, we always monitor and consider contingency financing alternatives in line with our business plans.

         We believe that our cash from operations will be sufficient to fully fund our business plan through the remaining quarter of 2004 and in 2005, which includes repayments of approximately $4.2 million and $677.4 million, respectively in debt obligation, including principal and interest. Based on our debt repayment schedule, and our current expectations regarding the domestic and international macroeconomic environment, developments in the telecommunications sector pending litigation costs, and domestic and international investments and partnerships obligations, we do not foresee any funding gap in 2005.

         We continuously monitor and examine financing opportunities to improve our financial condition and performance. Depending on the availability in both domestic and international debt and capital markets, we may continue to look for new financing alternatives for both restructuring and contingency purposes. We maintain our focus on strategies that lower the weighted average cost of total borrowing and extend the maturity of outstanding borrowings. We are reviewing the domestic loan alternatives of either extending the existing facilities or by obtaining additional domestic debt. We are watching international debt markets for possible long term club deal or syndication. In addition, we are continuously evaluating the fixed income financing instruments along with all other debt and capital market instruments for any contingency funding.

         We cannot assure you that we will be able to obtain any of this additional financing on terms that are satisfactory to us, or at all. If for any reason adequate internal resources or external financing are not available as needed, we may not be able to maintain and enhance the quality of our network or to meet our other obligations and liabilities as they become due. This could lead to a loss of subscribers and market share, as well as potential defaults under, and refinancing or restructuring of, existing debt and other obligations, all of which could have a material adverse effect on our consolidated financial condition, results of operations, or liquidity.

Credit Ratings

         Our debt ratings since Jan 18, 2005:

         Standard & Poor's                           B

         Moody's                                     B2

         Fitch                                       BB-


         The ratings upgrade had no impact on the interest cost of the existing debt. Any further upgrades from the ratings agencies may allow us to lower the cost of borrowing for any future indebtedness in the domestic and international debt and capital markets. Conversely, any ratings downgrade may limit our future access to debt and capital markets and increase the cost of borrowing.

Dividend Payments

       Until 2003, we did not make any dividend payments as a result of our accumulated losses under previous Capital Markets Board ("CMB") accounting standards. The CMB adopted new accounting standards in 2003, which are generally in compliance with International Financial Reporting Standards ("IFRS"). We have adopted these accounting standards as of and for the year ended December 31, 2003 for CMB reporting purposes, and we have reported accumulated profit under these new accounting standards.

       In 2004, we declared that we would pay a dividend amounting TL 236,317 billion (equivalent to $157.8 million at September 30, 2004), of which one half TL 118,159 billion (approximately $78.9 million) was distributed in cash and the other half was distributed in the form of bonus shares in June and July 2004, respectively. Future payment of dividends depend on profitability in accordance with the new accounting standards and distribution of dividends in the following years may be considered depending on our financial performance, changes in the economic conditions and other developments in the environment.

       On November 24, 2004, our board of directors decided that our general dividend policy would be to distribute cash dividends in an amount of not less than 50% of our distributable profits for each fiscal year, starting from 2004. Future payment of dividends will depend, among other things, on our profitability as determined under the new accounting standards, on our financial performance, changes in the economic conditions and other developments in the environment. The payment of dividends will also be subject to our cash flow requirements, compliance with Turkish law and the approval of our board of directors and the General Assembly of Shareholders.



New Technology Investments and Partnership Opportunities

         Cash flow from the operations provides us with the sufficient means to implement our plans. However, new technologies are excluded from the current projections, so addition of any new technology such as 3G technology or any new partnership opportunity may require both higher operating expense and capital expenditures leading to a need for additional cash injection in the future.



Investment in Iran

         In order to get the license in Iran, we have to establish Irancell and pay EUR 300 million to the Iranian Authorities. We and other shareholders of the Consortium were obliged to give a payment guarantee amounting to EUR 300 million, which is equivalent to license fee. The GSM license agreement has been signed on September 12, 2004 between the Consortium and the Iranian Authorities. On September 26, 2004, both the Iranian Parliament and Guardian Council stated that the agreement concerning the mobile phone network, will be effective upon the approval of the Parliament. Accordingly, Irancell must receive the Iranian Parliament's approval prior to the payment of the EUR 300 million of license fee in order to become the second licensed GSM operator in Iran. It should be noted that Irancell is in the progress of formation. Once Irancell is formally established and the license will be awarded to Irancell, Irancell will be required to pay an initial upfront fee of EUR 300 million. We have provided a payment guarantee of EUR 210 million (equivalent to $258.7 million at September 30, 2004) portion of this guarantee through HSBC plc, which issued the payment guarantee under a syndicate with Akbank and BNP Paribas with an initial maturity of September 7, 2004. Since Irancell was not established, maturity of the payment guarantee has been extended until February 10, 2005. The guarantee becomes effective when the license is formally awarded to Irancell. On August 12, 2004, capital contributions to Eastasia, which was increased from EUR
13.5 million to EUR 91 million on May 26, 2004, have been fully completed by us and Ericsson Turkey in proportion to respective shares in capital. Initial capital contributions to Irancell is recorded at an escow account amounting to $110.9 million in Iran and we do not have access to this cash. It will be released to Irancell as soon as Irancell is established.


Quantitative and Qualitative Discussion of Market Risk

         Total indebtedness denominated in foreign currencies (all in US dollars) amounted to $788.8 million, representing almost all of our total indebtedness at September 30, 2004.

         During nine month period ended September 30, 2004, we made principal loan payments of $172.3 million.

         Fair value of indebtedness as of September 30, 2004, which was outstanding at December 31, 2003, has not changed significantly except for loans under 1999 Issuer Credit Agreements. The fair value of the loan under 1999 Issuer Credit Agreement has decreased from $446.0 million at December 31, 2003 to $359.3 million at September 30, 2004. The carrying amount of the loan under 1999 Issuer Credit Agreement was $400.0 million at December 31, 2003 and $335.0 million at September 30, 2004.

         We are exposed to foreign exchange availability and rate risks that could significantly impact our ability to meet our obligations and finance our network construction. A substantial majority portion of our debt obligations and capital expenditures are, and are expected to continue to be, denominated in US dollars. By contrast, substantially all of our revenues are, and will continue to be, denominated in TL. In the normal course of business, in order to manage our foreign exchange risk more efficiently, through the third quarter of 2004, we engaged in 65 forward transactions for a total of $159.0 million to buy USD on different maturity dates prior to year-end 2004. As of September 30, 2004, we have executed the purchase of $14.0 million out of these transactions. Subsequently, we have entered in an additional 47 forward transactions for a total of $86 million to buy USD on maturity dates throughout 2004 and 2005. As of January 25, 2005, we have executed the purchase of a further $161.0 million per all maturing forward contracts. There is no covenant restriction related to hedging transactions provided that the transaction is authorized and executed pursuant to clearly defined policies and procedures, which provide that the transaction is entered into to protect us from fluctuations in currency values. However, we keep a reasonable proportion of our monetary assets in US dollars and EURO's to reduce our currency exposure and the maximum tariffs we may charge are adjusted periodically by the Telecommunications Authority to account, among other things, for the devaluation of the TL.

Legal and Arbitration Proceedings

         We are involved in various claims, which are described in "Item 8A. Consolidated Statements and Other Financial Information - Legal and Arbitration Proceedings" in our 20-F.

         The material changes in our legal and arbitration proceedings since the date of our 20-F are as follows:

         Within the first half of 2004, we have started to engage in discussions with third parties relating to settlement of certain legal proceedings, which include the dispute on the additional ongoing license fee on value added services and other charges; the dispute on additional ongoing license fee on special transaction tax and stamp duty; the dispute on additional ongoing license fee on interconnection revenues; the dispute on Turk Telekom interconnection fee; and the dispute on Turk Telekom infrastructure.

         Subsequent to September 30, 2004, the settlement agreement has been signed with Turk Telekom with respect to the dispute on Turk Telekom interconnection fee. We and Turk Telekom agreed that we owed Turk Telekom a total of TL 1,530.6 trillion (equivalent to $1,022.0 million as of September 30, 2004), including principal, interest, VAT and SCT. We accepted and committed to pay TL 997.6 trillion (equivalent to $666.1 million as of September 30, 2004) after Turk Telekom's deductions on our interconnection receivables through May 2003 to November 2004, amounting to TL 533.0 trillion (equivalent to $355.9 million as of September 30, 2004), including principal, interest, VAT and SCT. Based on the payment plan at the agreement, the first installment on December 31, 2004 was equal to the monthly interconnection fee receivables of us. The remaining balance will be paid in 17 equal monthly installments. As of September 30, 2004, we accrued TL 748.2 trillion (equivalent to $499.6 million as of September 30, 2004) on our consolidated financial statements for the aforesaid dispute. We made necessary applications for termination of respective court cases.


         Subsequent to September 30, 2004, with respect to the dispute on the additional ongoing license fee on value added services and other charges; the dispute on additional ongoing license fee on special transaction tax and stamp duty; the dispute on additional ongoing license fee on interconnection revenues, the settlement agreement has been signed with the Turkish Treasury. According to the agreement, we agreed to pay TL 866.5 trillion (equivalent to $578.6 million at September 30, 2004) to the Turkish Treasury, which consists of TL 596.7 trillion (equivalent to $398.4 million at September 30, 2004) in principal and TL 269.8 trillion (equivalent to $180.1 million at September 30, 2004) in interest.

         We made two payments amounting to TL 300 trillion (equivalent to $200.3 million at September 30, 2004) and TL 150 trillion (equivalent to $100.1 million at September 30, 2004) have become a requirement to the settlement and paid on October 19, 2004 and on November 25, 2004, respectively. Also after the agreement has been signed, we have paid TL 156.5 trillion (equivalent to $104.4 million at September 30, 2004) and TL 93.5 trillion (equivalent to $62.4 million at September 30, 2004) to the Turkish Treasury on December 27, 2004 and on January 25, 2005 including TL 6.5 trillion (equivalent to $4.3 million at September 30, 2004) and TL 4.7 trillion (equivalent to $3.1 million at September 30, 2004) interest, respectively. We also provided a letter of guarantee to the Turkish Treasury amounting to TL 566.5 trillion (equivalent to $378.2 million as of September 30, 2004) which has been obtained from Yapi Kredi and will expire on April 15, 2005. The amount of the bank letter of guarantee reduced by the payments of TL 150 trillion payment made on November 25, 2004, TL 150 trillion payment made on December 27, 2004 and TL 88.8 trillion payment made on January 25, 2005 and further payments will be deducted from the remaining portion of the letter of guarantee. As of September 30, 2004, we have accrued TL 865.9 trillion (equivalent to $578.2 million as of September 30, 2004) on our consolidated financial statements for the aforesaid disputes. With respect to the settlement agreement, we made necessary applications for termination of respective court cases.

         Afterwards June 2004, we have begun to make payments for additional ongoing license fee on value added services and other charges expect interest charges for late collections, additional ongoing license fee on special transaction tax and stamp duty and additional ongoing license fee on interconnection revenues.

         Subsequent to September 30, 2004, we settled infrastructure usage dispute with Turk Telekom by an agreement through negotiation. We and Turk Telekom agreed on Turk Telekom's receivables with respect to infrastructure usage dispute being TL 102 trillion (equivalent to $68.1 million at September 30, 2004) including principle, interest, VAT; and our receivables with respect to 15% fund payment being TL 39.5 trillion (equivalent to $26.3 million at September 30, 2004). After netting the receivables we agreed with Turk Telekom that we owed Turk Telekom TL 62.5 trillion (equivalent to $41.8 million at September 30, 2004). We will pay the agreed amount in ten instalments with the interest upon. We made payments amounting to TL 29.6 trillion (equivalent to $19.7 million at September 30, 2004) in accordance with the payment plan. With respect to the settlement agreement we made necessary applications for termination of respective court cases.


         With respect to the dispute on the investigation of the Turkish Competition Board against Telsim and us, the Competition Board announced its decision regarding the investigation and stated that no penalties are required.


       In response to the lawsuit filed by us regarding the Telecommunications Authority's ruling for the investigation of the Telecommunications Authority on international voice traffic the Danistay has issued an injunction to cease the decisions and actions that are the subject of a lawsuit until the case is finalized, but rejected our request for an injunction to cease implementation of the related items of the Telecommunications Authority's regulation regarding application of administrative fines to operators. With respect to the aforesaid injunction of Danistay, on January 26, 2005 Telecommunications Authority has paid TL 18.0 trillion (equivalent to $12.0 million at September 30, 2004) back to us and informed us that the remaining balance amounting to TL 13.7 trillion (equivalent to $9.2 million as of September 30, 2004) will be deducted from the payables of us.


         As of September 30, 2004, we have provided legal provisions amounting to $1.1 billion with respect to settlement discussions regarding certain legal proceedings, which include the dispute on the additional ongoing license fee on value added services and other charges; the dispute on additional ongoing license fee on special transaction tax and stamp duty; the dispute on additional ongoing license fee on interconnection revenues; the dispute on Turk Telekom interconnection fee. Subsequent to September 30, 2004, the settlement agreements have been signed with Turk Telekom and the Turkish Treasury the outcome of agreements are in line with the settlement discussions and our opinion.

         The Telecommunications Authority decided that we have not complied with our responsibility under Turkish regulations to provide national roaming and fined us by approximately TL 21.8 trillion (equivalent to $14.6 million as of September 30, 2004). On April 7, 2004, we made the related payment. On May 27, 2004, we commenced a lawsuit against Telecommunications Authority's decision. On December 1, 2004, the Danistay has issued an injunction to cease the decisions and actions subject to the lawsuit until the case is finalized but rejected our request for an injunction to cease application of the procedures and policies under the new regulation with respect to national roaming. On January 3, 2005 Telecommunication Authority has paid back TL 21.8 trillion (equivalent to $14.6 million as of September 30, 2004) with respect to the injunction of Danistay to cease the decisions and actions subject to the related lawsuit until the case is finalized.

Other Matters

         As per the request of Istanbul Stock Exchange regarding the transition process to New Turkish Lira, issues related to information and accounting systems have been resolved, and compliance process of our system to New Turkish Lira has been finalized.

       Our application to the Turkish Treasury to obtain an investment incentive for the modernization and development of our infrastructure has been approved. The investment incentive, which covers a total expenditure amounting to TL 1,047 trillion (equivalent to $699.1 million at September 30, 2004), is valid through December 31, 2007 and enables us to be exempted from customs tax, 18% VAT (except for software purchases) and corporate tax on 40% of the invested amount.

         On January 3, 2005, the management of Digital Platform Iletisim Hizmetleri A.S. ("Digiturk") has submitted a frame agreement proposing the rescheduling of its liabilities to us. On January 14, 2005, our Board of Directors resolved to make the necessary amendments on the proposal in accordance with our requirements and authorized our management to make the required preparations.

         Meanwhile, major shareholders of Digiturk, Yapi Kredi and Fintur Technologies B.V., assigned Yapi Kredi Yatirim Menkul Degerler A.S. as the financial adviser for the sale of 90.64% of Digiturk shares owned by Yapi Kredi. The invitation to bid for the majority shares of Digiturk has been announced on January 15, 2005. The deadline for sending the final bids for the majority shares of Digiturk is February 25, 2005.

                   TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI
                              AND ITS SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
             AT DECEMBER 31, 2003 AND SEPTEMBER 30, 2004 (Unaudited)
                        (In thousands, except share data)



                                                                            December 31,        September
                                                                                2003             30, 2004
                                                                           --------------      ------------
                                                                                                (Unaudited)
ASSETS
CURRENT ASSETS

     Cash and cash equivalents                                             $      582,680          954,094
     Trade receivables and accrued income, net (Note 5)                           255,017          282,894
     Due from related parties (Note 6)                                             70,625           83,542
     Inventories                                                                    9,222            7,133
     Prepaid expenses                                                              23,739           50,773
     Other current assets, includes $110,910 of restricted cash (Note 7)           63,018          308,723
     Deferred tax assets (Note 17)                                                406,375          279,754
                                                                             -------------     ------------
          Total current assets                                                  1,410,676        1,966,913

DUE FROM RELATED PARTIES (Note 8)                                                  56,611           72,331
PREPAID EXPENSES                                                                    4,637            6,306
INVESTMENTS (Note 9)                                                              149,798          184,134
INVESTMENT  SECURITIES                                                              1,993                -
FIXED ASSETS, net (Note 10)                                                     1,224,937        1,090,143
CONSTRUCTION IN PROGRESS (Note 11)                                                 53,758          176,171
INTANGIBLES, net (Note 12)                                                        823,969          870,272
GOODWILL (Note 12)                                                                  1,349            1,349
OTHER LONG TERM ASSETS                                                              6,911           10,190
DEFERRED TAX ASSETS (Note 17)                                                     132,688           56,917
                                                                             -------------    -------------
                                                                           $    3,867,327        4,434,726
                                                                             =============    =============

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
     Short term borrowings (Note 13)                                       $       95,031          503,711
     Trade payables (Note 14)                                                      47,519          114,648
     Due to related parties (Note 15)                                               4,585            3,753
     Taxes payable (Note 17)                                                       68,734          127,794
     Other current liabilities and accrued expenses (Note 16)                   1,566,652        1,306,888
                                                                             -------------    -------------
          Total current liabilities                                             1,782,521        2,056,794

LONG TERM BORROWINGS (Note 18)                                                    512,500          271,833
LONG TERM LEASE OBLIGATIONS                                                         9,705            3,685
RETIREMENT PAY LIABILITY                                                           10,834           10,916
DEFERRED TAX LIABILITIES (Note 17)                                                      -           13,154
MINORITY INTEREST (Note 2)                                                          1,255           65,988
OTHER LONG TERM LIABILITIES (Note 16)                                               3,234          167,467

SHAREHOLDERS' EQUITY
     Common stock
     Par value one thousand TL; authorized, issued and outstanding
     500,000,000,000 shares in 2003 and 1,474,639,361,000 shares in
     2004 (Note 19)                                                               636,116          636,116
     Additional paid in capital                                                       178              178
     Legal reserves                                                                     5           42,501
     Accumulated other comprehensive income (loss) (Note 3)                       (2,246)              193
     Retained earnings                                                            913,225        1,165,901
                                                                             -------------    -------------
          Total shareholders' equity                                            1,547,278        1,844,889
                                                                             -------------    -------------

COMMITMENTS AND CONTINGENCIES (Note 20)                                    $    3,867,327        4,434,726
                                                                             =============    =============


   The accompanying notes are an integral part of these consolidated financial statements.

                   TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI

                              AND ITS SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED
                    SEPTEMBER 30, 2003 AND 2004 (Unaudited)

                        (In thousands, except share data)



                                                      Three Months Ended                       Nine Months Ended
                                                         September 30,                            September 30,
                                                   2003                 2004                 2003               2004
                                            ------------------  -------------------  -------------------  ------------------
                                                          (Unaudited)                              (Unaudited)


Revenues                                  $           764,564              969,353            1,839,362           2,321,239

Direct cost of revenues                             (441,370)            (549,220)          (1,131,616)         (1,523,552)
                                            ------------------  -------------------  -------------------  ------------------

         Gross profit                                 323,194              420,133              707,746             797,687


General and administrative expenses                  (30,332)             (26,520)             (79,162)            (94,006)

Selling and marketing expenses                       (66,996)             (89,069)            (173,761)           (242,022)
                                            ------------------  -------------------  -------------------  ------------------

         Operating income                             225,866              304,544              454,823             461,659


Income from related parties, net                          621                  439                3,253               1,378

Interest income                                        36,378               39,124               84,847             114,475

Interest expense                                     (85,318)               38,923            (253,574)            (38,010)

Other income (expense), net                           (2,770)                1,612                3,822               2,459
Equity in net income of unconsolidated
investees (Note 9)                                      6,571               15,358               13,034              31,748

Minority interest (Note 2)                              1,760                1,783                2,462               4,499

Translation gain (loss), net                         (22,450)               12,880             (76,020)              21,555
                                            ------------------  -------------------  -------------------  ------------------

         Income before taxes                          160,658              414,663              232,647             599,763


Income tax expense (Note 17)                         (43,816)            (264,005)              (3,093)           (226,519)
                                            ------------------  -------------------  -------------------  ------------------

         Net income                       $           116,842              150,658              229,554             373,244
                                            ==================  ===================  ===================  ==================

Basic and diluted earnings per common
share (Note 19)                           $           0.00008              0.00010              0.00016             0.00025
                                            ==================  ===================  ===================  ==================

Weighted average number
of common shares outstanding (Note 19)      1,474,639,361,000    1,474,639,361,000    1,474,639,361,000   1,474,639,361,000
                                            ==================  ===================  ===================  ==================


   The accompanying notes are an integral part of these consolidated financial statements.

                   TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI

                              AND ITS SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

    FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2004 (Unaudited)

                                 (In thousands)



                                                                            September 30,           September 30,
                                                                                2003                    2004
                                                                        ----------------------    ------------------
                                                                             (Unaudited)             (Unaudited)
Operating Activities:

Net income                                                              $          229,554               373,244

Adjustments to reconcile net income to net cash
provided by operating activities:
  Depreciation and amortization                                                    315,049               316,957
  Provision for retirement pay liability                                             3,884                    82
  Provision for inventories                                                          (391)                 (414)
  Provision for doubtful receivables                                                34,471              (14,052)
  Equity in net income of unconsolidated investees                                (13,034)              (31,748)
  Minority interest                                                                  (229)                64,733
  Deferred taxes                                                                  (80,557)               215,546

Changes in assets and liabilities:
  Trade receivables                                                              (124,120)              (30,781)
  Due from related parties                                                        (35,500)              (28,637)
  Inventories                                                                          832                 2,503
  Prepaid expenses                                                                (26,813)              (28,703)
  Other current assets                                                            (41,144)             (244,355)
  Taxes payable                                                                     86,498                59,060
  Other long term assets                                                             (682)               (4,606)
  Due to related parties                                                             1,105                 (832)
  Accrued income                                                                     7,435                16,956
  Accrued expense                                                                  274,590             (116,172)
  Trade payables                                                                    16,842                67,129
  Other current liabilities                                                         87,200                18,314
  Other long term liabilities                                                      (1,578)                 3,665
                                                                            ---------------         -------------
          Net cash provided by operating activities                                733,412               637,889

Investing Activities:

  Additions to fixed assets                                                       (72,404)             (217,583)
  Additions to intangibles                                                        (56,319)             (134,551)
  Investments in securities                                                        (1,993)                     -
  Investments in investees                                                        (23,968)                     -
                                                                            ---------------         -------------
          Net cash used in investing activities                                  (154,684)             (352,134)

Financing Activities:
  Proceeds from issuance of long and short term debt                                 4,929               342,297
  Payment on long and short term debt                                            (299,015)             (172,291)
  Net decrease (increase) in debt issuance expenses                                 20,294                  (23)
  Dividend paid                                                                          -              (78,072)
  Payment on lease obligations                                                     (8,349)              (11,357)
  Increase in lease obligations                                                      5,513                 5,105
                                                                            ---------------         -------------
          Net cash (used in) provided by  financing activities                   (276,628)                85,659
                                                                            ---------------         -------------

Net increase in cash                                                               302,100               371,414
Cash at the beginning of period                                                    394,071               582,680
                                                                            ---------------         -------------
Cash at the end of period                                               $          696,171               954,094
                                                                            ===============         =============

Supplemental cash flow information:
Interest paid                                                           $          110,731                62,939
Taxes paid                                                                             841                 1,701
Non-cash investing activities-
  Finance lease obligations                                                          5,513                 5,105


   The accompanying notes are an integral part of these consolidated financial statements.

                   TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI

                              AND ITS SUBSIDIARIES

            CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                            AND COMPREHENSIVE INCOME

         FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2004 (Unaudited)

                        (In thousands, except share data)






                                                   Common stock            Additional     Legal    Comprehensive  Retained
                                           Shares            Amount     paid in capital  reserves     income      earnings
                                      ------------------  ------------  ---------------  --------  -------------  ---------
Balances at December 31, 2003           500,000,000,000  $    636,116              178          5                   913,225

     Comprehensive income:

          Net income                                                                                     373,244   373,244

          Other comprehensive income:

               Translation adjustment                                                                      2,439
                                                                                                   --------------
          Comprehensive income                                                                           375,683
                                                                                                   ==============
     Transfer to legal reserves                                                            42,496                   (42,496)

     Dividend paid                                                                                                  (78,072)

     Stock splits                       974,639,361,000

                                     ------------------   -----------   --------------  ---------                ----------
Balances at September 30, 2004        1,474,639,361,000  $    636,116              178     42,501                 1,165,901
                                     ==================   ===========   ==============  =========                ==========

                                       Accumulated
                                         other          Total
                                      comprehensive  shareholders'
                                      income (loss)     equity
                                      -------------  ------------
Balances at December 31, 2003               (2,246)    1,547,278

     Comprehensive income:

          Net income                                     373,244

          Other comprehensive income:

               Translation adjustment        2,439         2,439)

          Comprehensive income

     Transfer to legal reserves
                                                        -
     Dividend paid                                       (78,072)

     Stock splits

                                       ------------   ----------
Balances at September 30, 2004                  193    1,844,889
                                       ============   ==========



   The accompanying notes are an integral part of these consolidated financial statements.

     Turkcell Iletisim Hizmetleri Anonim Sirketi and
     Its Subsidiaries

     Notes to Consolidated Financial Statements

     As of December 31, 2003 and September 30, 2004 (Unaudited) and for the Three Month and Nine Month Periods Ended September 30, 2003 and 2004 (Unaudited)

     (Amounts in thousands of US Dollar unless otherwise stated except share amounts)

(1)  Business

     Turkcell Iletisim Hizmetleri Anonim Sirketi ("Turkcell") was incorporated on October 5, 1993 and commenced operations in 1994. It is engaged in establishing and operating a Global System for Mobile Communications (GSM) network in Turkey and neighboring states.

     From 1994 to 1998, Turkcell and Turk Telekomunikasyon AS ("Turk Telekom"), a state owned organization of Turkey, were parties to a revenue sharing agreement (the "Revenue Sharing Agreement"), in accordance with which, Turk Telekom contracted with subscribers, performed billing and collection, assumed collection risks and provided access to its telecommunications network, while Turkcell made related GSM network investments. Under the agreement, Turkcell was entitled to receive 100% of the fees received from subscriber identity module card or simcard sales, but was required to pay Turk Telekom approximately 67% of the fees billed for connection, monthly fixed fees and ongoing calls, and 90% of the fees billed for incoming calls. As a result of the Revenue Sharing Agreement, Turkcell retained approximately 25% and 30% of the revenues generated by subscribers on its GSM network.

     In April 1998, Turkcell signed a license agreement (the "License Agreement" or "License") with the Ministry of Transportation and Communications of Turkey (the "Turkish Ministry"), under which it was granted a 25 year GSM license in exchange for a license fee of $500,000. The License permits Turkcell to operate as a stand-alone GSM operator and freed it from some of the operating constraints in the Revenue Sharing Agreement. Under the License, Turkcell collects all of the revenue generated from the operations of its GSM network and pays the Undersecretariat of Treasury (the "Turkish Treasury") an ongoing license fee equal to 15% of its gross revenue. Turkcell continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers.

     In July 1998, Cellco Finance N.V. ("Cellco"), a financing entity set up to issue debt instruments in order to refinance Turkcell's existing indebtedness, issued $300,000 in 15% senior subordinated notes due in 2005, which were fully paid on November 10, 2003, and in December 1999, Cellco issued $400,000 in 12.75% senior notes due in 2005. All amounts raised under Cellco's debt offerings were loaned to Turkcell. As of and for the year ended December 31, 2003, all of the assets and liabilities of Cellco, which were previously recorded in the consolidated financial statements of Turkcell and its subsidiaries (the "Company"), for the first time are consolidated under the guidance of FASB Interpretation No. 46 "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51", as revised in December 2003 ("FIN 46 (R)"). The consolidation had no effect on the Company's consolidated financial position or results of operations.

     In July 2000, Turkcell completed an initial public offering with the listing of its ordinary shares on the Istanbul Stock Exchange and American Depositary Shares, or ADSs, on the New York Stock Exchange.

     Two significant founding shareholders, the Cukurova Group and TeliaSonera, currently own approximately 42.4% and 37.1%, respectively, of the Company's share capital, and are ultimate counterparties to a number of transactions.

     Turkcell owns a 41.45% interest in Fintur Holdings B.V. ("Fintur"), which holds the majority of the Company's international GSM investments, with majority ownership in GSM operations in Azerbaijan, Georgia, Kazakhstan and Moldova. Fintur is accounted for under the equity method.

     The Company also owns 100% of Kibris Mobile Telekomunikasyon Limited Sirketi ("Kibris Telekom"), a company that operates GSM network in Northern Cyprus. Kibris Telekom and the Ministry of Prosperity and Transportation of the Turkish Republic of Northern Cyprus are parties to a revenue sharing agreement, which covers a period of 10.5 years commencing in March 1999, under which revenues billed for subscription fees, monthly fixed fees, incoming and outgoing calls are shared at a ratio of 50% between the parties.

     In December 2003, the management decided to invest $50,000 in Digital Cellular Communications ("DCC"), a Ukrainian telecommunications company with a GSM 1800 license. In order to facilitate the investment in DCC, the Company created a new wholly-owned company named Euroasia Telecommunications Holding B.V. ("Euroasia") in the Netherlands in February 2004, and capitalized it with cash contributions of $50,000. The owners of DCC contributed the shares of DCC to Euroasia in exchange for a 49% interest in that company in 2004.

     For the three and seven month periods ended September 30, 2004, Euroasia's revenues, direct cost of revenues, loss before taxes and net loss were as follows:

                                               3 months ended   7 months ended
                                                September 30,    September 30,
                                                    2004             2004
                                                (Unaudited)      (Unaudited)
                                               --------------   --------------
     Revenues                                    $   5,724           7,693
     Direct cost of revenues                        (3,234)         (5,993)
     Loss before taxes                              (4,425)         (6,784)
     Net loss                                       (2,916)         (4,497)


     Under a shareholders agreement signed on January 27, 2004 and effective from April 2, 2004, the Company has committed to arrange at least $150,000 of financing for DCC until the end of 2006. Turkcell has substantially fulfilled the above mentioned commitment by acting as the guarantor of vendor financing agreements signed by LLC Astelit ("Astelit"), a 50% owned subsidiary of the Company with Nokia Corporation ("Nokia") and ABN AMRO NV, Ericsson AB and Ericsson Credit AB and Sysdate PTY Ltd. ("Sysdate") and ABN AMRO NV. In return of these guarantees, Turkcell pledged minority shares of Euroasia.

     Turkcell and Ericsson Telekomunikasyon AS ("Ericsson Turkey") have established a company named East Asian Consortium B.V. ("Eastasia"), with a share capital of EUR 91 million, to invest in the Iranian GSM business. Eastasia is a member of the Irancell Consortium (the "Consortium"), which will own Irancell, and includes Turkcell and Ericsson Turkey, and two Iranian companies, Parman Ertebat and Iran Electronic Development Company. Turkcell and Ericsson Turkey own 85% and 15% of Eastasia, respectively, and Turkcell indirectly will own 51% of Irancell through Eastasia.

     The Consortium is obliged to pay an upfront license fee of EUR 300 million and an ongoing license fee based on a percentage of the greater of actual or precommitted gross revenues. If the Consortium does not pursue the GSM license, the EUR 300 million payment under the guarantee will become payable immediately. Turkcell has guaranteed a EUR 210 million portion of this guarantee through HSBC plc expiring on February 10, 2005.

     On September 12, 2004, the GSM license agreement was signed between the Consortium and the Iranian Authorities. On September 26, 2004, both the Iranian Parliament and Guardian Council stated that the agreement concerning the mobile phone network will become effective upon the approval of the Parliament. Accordingly, Irancell must receive the Iranian Parliament's approval prior to the payment of the EUR 300 million of license fee in order to become the second licensed GSM operator in Iran.

     In addition, as of September 30, 2004, the Company was involved in various activities, including call centers and database management, directory assistance, advertising, on-line and telephone gaming, Wireless Application Protocol (WAP), value added GSM services (VAS) and internet services through the following consolidated subsidiaries: Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri AS ("Global"), Corbuss Kurumsal Telekom Servis Hizmetleri AS ("Corbuss"), Turktell Bilisim Servisleri AS ("Turktell"), Hayat Boyu Egitim AS ("Hayat"), Kibrisonline Limited Sirketi ("Kibrisonline"), Iyi Eglenceler Eglence ve Turizm AS ("Iyi Eglenceler"), Interaktif Cocuk Programlari Yapimciligi ve Yayinciligi AS ("Digikids"), Mapco Internet ve Iletisim Hizmetleri Pazarlama AS ("Mapco"), Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret AS ("Inteltek"), Libero Interaktif Hizmetler AS ("Libero"), Bilisim Telekomunikasyon Hizmetleri AS ("Bilisim Telekomunikasyon") and Turktell Uluslararasi Yatirim Holding AS ("Turktell Uluslararasi"). The subsidiaries are owned 100%, 99%, 100%, 75%, 60%, 100%, 60%, 100%, 55%, 55%, 100% and 100%, respectively, by Turkcell or its subsidiaries.

(2)  Financial Position and Basis of Preparation of Financial Statements

     Turkcell and its subsidiaries (the "Company") maintain their books of account and prepare their statutory financial statements in their local currencies and in accordance with local commercial practice and tax regulations applicable in their respective countries of residence. The accompanying consolidated financial statements are based on these statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with accounting principles generally accepted in the United States of America. The unaudited consolidated financial statements of the Company as of September 30, 2004 and for the three and nine month periods ended September 30, 2003 and 2004, in the opinion of the management of the Company, include all the adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of such unaudited interim periods.

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual amounts could differ from those estimates. Significant estimates and assumptions include the depreciable/amortizable lives of fixed assets and intangibles, amounts reflected as allowances for doubtful receivables, valuation allowances on deferred tax assets and amounts reflected as accruals for liabilities arising from legal proceedings.

     These unaudited interim financial statements should be read in conjunction with the Company's Annual Report on Form 20-F.

(3)  Comprehensive Income

     Comprehensive income generally encompasses all changes in shareholders' equity (except those arising from transactions with owners) and includes net income, net unrealized capital gains or losses on available for sale securities and foreign currency translation adjustments. The Company's comprehensive income differs from net income applicable to common shareholders only by the amount of the foreign currency translation adjustment charged to shareholders' equity for the period. Comprehensive income for the three month and nine month periods ended September 30, 2003 and 2004 was $63,057, $151,156, $230,463 and $375,683, respectively.

(4)  New Accounting Standards Issued

     The Financial Accounting Standards Board (the "FASB") has issued Statements of Financial Accounting Standards ("SFAS") No. 153, "Exchanges of Non-monetary Assets", an amendment of

     APB Opinion No. 29, Accounting for Non-monetary Transactions. The amendments made by SFAS No. 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for non-monetary exchanges of similar productive assets and replace it with a broader exception for exchanges of non-monetary assets that do not have commercial substance. Previously, Opinion No. 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. SFAS No. 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The provisions of SFAS No. 153 shall be applied prospectively. The adoption of SFAS No. 153 is not expected to have a material effect on the Company's consolidated financial statements.

     On December 12, 2004 the FASB published SFAS No. 123 (revised 2004), "Share-Based Payment". SFAS No. 123(R) requires that the compensation costs relating to share-based payment transactions will be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SFAS No. 123(R) focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Public entities (other than those filing as small business issuers) will be required to apply SFAS No. 123(R) as of the first interim or annual reporting period that begins after June 15, 2005. The adoption of SFAS No. 123(R) is not expected to have a material effect on the Company's consolidated financial statements.

     On November 2004, the FASB has issued SFAS No. 151, "Inventory Costs", an amendment of ARB No. 43, Chapter 4. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing", to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal". In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The provisions of SFAS No. 151 should be applied prospectively. The adoption of SFAS No. 151 is not expected to have a material effect on the Company's consolidated financial statements.

     At June 30-July 1, 2004 meetings, Emerging Issues Task Force ("EITF") reached a consensus on EITF 02-14, "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock". The consensus was reached regarding an investor that has the ability to exercise significant influence over the operating and financial policies of the investee. This type of investor should apply the equity method of accounting only when it has an investment(s) in common stock and/or an investment that is in-substance common stock. EITF also reached a consensus on the definition of in-substance common stock and related guidance. EITF 02-14 is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 is not expected to have a material impact on the Company's consolidated financial statements.

     Through an announcement at the EITF meeting on September 29, 2004, the Staff of the United States Securities and Exchange Commission (the "SEC") provided guidance relating to the use of the residual method to value acquired assets other than goodwill under US GAAP. The new guidance requires the use of a direct value method when assigning fair values to intangible assets other than goodwill acquired in business combinations under SFAS No. 141, "Business Combinations", completed after September 29, 2004 and for impairment testing under SFAS No. 142 "Goodwill and Other Intangible Assets". SEC registrants that have applied the residual method to intangible assets other than goodwill in impairment testing are required to perform a transitional impairment test using a direct method no later than the beginning of their fiscal year beginning after December 15, 2004. Any transitional impairment should be recorded, net of tax, as a cumulative effect in a change in accounting principle.

     Reclassification of recorded balances between goodwill and intangible assets immediately prior to adoption of this guidance is prohibited. The adoption of the Topic D-108 is not expected to have a material effect on the Company's consolidated financial statements.

     On September 2004, EITF reached a consensus on EITF 04-01, "Accounting for Preexisting Relationships between the Parties to a Business Combination". This Issue applies when two parties that have a pre-existing contractual relationship enter into a business combination. Specifically, the Issue is whether a consummation of a business combination between two parties that have a pre-existing contractual relationship should be evaluated to determine if a settlement of a pre-existing contractual relationship exists, thus requiring accounting separate from the business combination. The measurement and recognition of a settlement of a preexisting relationship in conjunction with a business combination and whether certain reacquired rights should be recognized as intangible assets apart from goodwill. The FASB staff recommends that any consensuses on recognition and measurement of a settlement of a preexisting relationship in a business combination should be applied prospectively to business combinations completed in reporting periods beginning after October 13, 2004. The adoption of EITF 04-01 is not expected to have an effect on the Company's consolidated financial statements.


(5)  Trade Receivables and Accrued Income, net

     At December 31, 2003 and September 30, 2004, the breakdown of trade receivables and accrued income is as follows:

                                               December 31,      September 30,
                                                  2003               2004
                                             ---------------    ---------------
                                                                  (Unaudited)

     Receivables from subscribers            $      256,597          243,194

     Accounts and checks receivable                  40,749           80,332
     Receivable from Turk Telekom                    17,662           22,263
                                                   --------         --------
                                                    315,008          345,789

     Accrued service income                          75,929           58,973
     Allowance for doubtful receivables            (135,920)        (121,868)
                                                   --------         --------
                                             $      255,017          282,894
                                                   ========         ========

     Movements in the allowance for doubtful receivables are as follows:

                                                  December 31,     September 30,
                                                      2003             2004
                                                 --------------   --------------
                                                                    (Unaudited)


     Beginning balance                           $   126,677        135,920

     Provision for doubtful receivables               13,415         10,820
     Write offs                                      (27,715)       (15,034)
     Effect of change in exchange rate                23,543         (9,838)
                                                   ---------      ---------
     Ending balance                              $   135,920        121,868
                                                   =========      =========


(6)  Due from Related Parties

     As of December 31, 2003 and September 30, 2004, the balance comprised:



                                                                      December 31,    September 30,
                                                                          2003            2004
                                                                     --------------   -------------
                                                                                       (Unaudited)

     KVK Teknoloji Urunleri AS ("KVK Teknoloji")                      $   31,287         28,024
     Cukurova Investments NV ("Cukurova Investments")                          -         18,920
     Digital Platform Iletisim Hizmetleri AS ("Digital Platform")          8,000         14,176
     A-Tel Pazarlama ve Servis Hizmetleri AS ("A-Tel")                    21,019          8,819
     Other                                                                10,319         13,603
                                                                         -------        -------
                                                                      $   70,625         83,542
                                                                         =======        =======


     Due from KVK Teknoloji, a company whose majority shares are owned by some of the shareholders of the Company, mainly resulted from simcard and prepaid card sales to this company.

     Due from Cukurova Investments, a company whose majority shares are owned by some of the shareholders of the Company, resulted from the payment of capital commitment to Irancell's share capital account on behalf of Cukurova Investments.

     Due from Digital Platform, a company whose majority shares are owned by some of the shareholders of the Company, mainly resulted from receivables from call center revenues and advances given for current and planned sponsorships.

     Due from A-Tel, a 50-50 joint venture of Yapi Kredi Bankasi AS (a shareholder of the Company) and Sabah media group, mainly resulted from simcard and prepaid card sales to this company.

(7)  Other Current Assets

     At December 31, 2003 and September 30, 2004, the balance comprised:



                                                December 31,     September 30,
                                                    2003             2004
                                               --------------   ---------------
                                                                  (Unaudited)

     Prepaid taxes                                $ 37,755          161,576
     Restricted cash                                     -          110,910
     Advances to suppliers                           7,013            8,525
     Deferred financing costs                        2,565            3,915
     Promotional material                            3,600            2,529
     Other                                          12,085           21,268
                                                  --------         --------
                                                  $ 63,018          308,723
                                                  ========         ========

     Restricted cash represents the capital contribution for Irancell deposited in escrow in Iran related with the incorporation of Irancell. Currently, the Company does not have access to this account. This amount will be released to Irancell as soon as this company is established.


(8)  Due from Related Parties - Long Term



                                                December 31,     September 30,
                                                    2003             2004
                                               --------------   ---------------
                                                                  (Unaudited)

     Digital Platform                             $ 56,112           71,979
     Other                                             499              352
                                                  --------         --------
                                                  $ 56,611           72,331
                                                  ========         ========



     Due from Digital Platform mainly resulted from call center revenues, financial support for operations and advances given for current and planned sponsorships.

(9)  Investments

     At December 31, 2003 and September 30, 2004, investments in associated companies were as follows:

                                                               December 31,  September 30,
                                                                  2003           2004
                                                              -------------  -------------
                                                                              (Unaudited)

     Fintur
                                                              $   127,179      161,515
     Aks Televizyon Reklamcilik ve Filmcilik Sanayi ve
     Ticaret AS ("Aks TV")                                         15,750       15,750
     Basin Yatirim Sanayi ve Ticaret AS ("Basin Yatirim")
                                                                    6,869        6,869
                                                                 --------     --------

                                                              $   149,798      184,134
                                                                 ========     ========

     At December 31, 2003 and September 30, 2004, the Company's ownership interest in Fintur was 41.45%.

     In 2003, the Company acquired a 6.24% interest in Aks TV and a 8.23% interest in Basin Yatirim, media companies owned by the Cukurova Group. Investments in these companies are accounted for under cost method.

     Aggregate summarized information of Fintur as of December 31, 2003 and September 30, 2004 and for the three month and nine month periods ended September 30, 2003 and 2004 are as follows:

                                                 December 31,    September 30,
                                                     2003            2004
                                                --------------   --------------
                                                                  (Unaudited)


     Current assets                            $   120,372          146,149
     Non-current assets                            440,926          575,591
                                                  --------         --------
                                                   561,298          721,740
                                                  ========         ========


     Current liabilities                           211,885          229,156

     Non-current liabilities                       159,517          219,846
     Shareholders' equity                          189,896          272,738
                                                  --------         --------
                                               $   561,298          721,740
                                                  ========         ========



                             3 months ended   3 months ended    9 months ended    9 months ended
                              September 30,    September 30,     September 30,     September 30,
                                   2003             2004              2003              2004
                               (Unaudited)      (Unaudited)       (Unaudited)       (Unaudited)
                             --------------   ---------------   ---------------   ---------------
     Revenues                  $   93,056          154,521           235,696           392,417
     Direct cost of revenues      (40,371)         (62,715)         (113,754)         (163,435)
     Income before tax             20,258           46,162            38,574           101,657
     Net income                    15,851           37,051            31,444            76,593

(10) Fixed Assets, net

     As of December 31, 2003 and September 30, 2004, the analysis of fixed assets is as follows:


                                                             Useful          December 31,     September 30,
                                                             Lives               2003             2004
                                                         --------------    ----------------   -------------
                                                                                               (Unaudited)
     Operational fixed assets:
     Base terminal stations                                  8 years         $   971,805        1,009,916
     Mobile switching center/Base station controller         8 years             828,969          857,239
     Minilinks                                               8 years             205,327          209,312
     Supplementary system                                    8 years              36,333           36,892
     Call center equipment                                   5 years               9,127            9,729
     GSM services equipment                                  8 years              87,853           88,047
                                                                             -----------      -----------
                                                                               2,139,414        2,211,135
     Accumulated depreciation                                                 (1,101,567)      (1,297,204)
                                                                             -----------      -----------
     Operational fixed assets, net                                             1,037,847          913,931

     Non-operational fixed assets:

     Land                                                                            773              846
     Buildings                                             20-33 years           174,038          179,086
     Furniture, fixture and equipment                        3-5 years           160,521          175,151
     Motor vehicles                                          4-5 years             8,072            8,637
     Leasehold improvements                                  3-5 years            54,032           54,428
                                                                             -----------      -----------
                                                                                 397,436          418,148
     Accumulated depreciation                                                   (210,346)        (241,936)
                                                                             -----------      -----------
     Non-operational fixed assets, net                                           187,090          176,212
                                                                             -----------      -----------
                                                                             $ 1,224,937        1,090,143
                                                                             ===========      ===========


     At December 31, 2003 and September 30, 2004, total fixed assets acquired under finance leases amounted to $72,351 and $ 76,280, respectively. Depreciation of these assets amounted to $804, $1,194, $1,588 and $3,268 for the three month and nine month periods ended September 30, 2003 and 2004, respectively, and is included in depreciation expense.


(11) Construction in Progress

     At December 31, 2003 and September 30, 2004, construction in progress consisted of expenditures in GSM and non-operational items and is as follows:

                                                 December 31,    September 30,
                                                     2003             2004
                                                --------------   -------------
                                                                  (Unaudited)

     Turkcell-GSM network                         $ 51,203          131,805

     Astelit-GSM network                                 -           31,905
     Non-operational items                           1,525            6,799

     Turkcell-Other projects                           400            5,107
                                                  --------         --------
     Kibris Telekom-GSM network                        630              555
                                                  $ 53,758          176,171
                                                  ========         ========

(12) Intangibles, net

     As of December 31, 2003 and September 30, 2004, intangibles consisted of the following:



                                                     Useful       December 31,     September 30,
                                                     Lives            2003              2004
                                                   ----------    --------------    -------------
                                                                                    (Unaudited)

     GSM and other telecommunications licenses     4-25 years     $   500,000          571,988
     Computer software                             3-10 years         762,753          821,174
     Transmission lines                              10 years          15,708           18,658

     Other                                            2 years               -            1,192
                                                                    ---------        ---------
                                                                    1,278,461        1,413,012
     Accumulated amortization                                        (454,492)        (542,740)
                                                                    ---------        ---------
                                                                  $   823,969          870,272
                                                                    =========        =========




     GSM and other telecommunications licenses are comprised of a 25 year GSM license of Turkcell amounting to $500,000 (Note 1), GSM licenses of Astelit amounting to $66,384 and three fixed line licenses of DCC totaling to $5,604. GSM licenses of Astelit were granted on June 8, 1998 and March 3, 2004 and will expire on June 8, 2008 and March 3, 2019, respectively. Three fixed line licenses of DCC, one for local, one for long distance and one for international calls, will expire on July 8, 2005, June 17, 2013 and October 30, 2017, respectively.

     As of September 30, 2004, amortized intangible assets are as follows:

                                                 Gross carrying   Accumulated
                                                     amount      amortization
                                                     ------      ------------

     GSM and other telecommunications licenses     $  571,988        128,333
     Computer software                                821,174        406,396
     Transmission lines                                18,658          7,812
     Other                                              1,192            199
                                                   ----------     ----------
                                                   $1,413,012        542,740
                                                   ==========     ==========

     Aggregate amortization expense
     ------------------------------

     Aggregate amortization expense for the three month and nine month periods ended September 30, 2003 and 2004 are $28,232, $29,888, $83,308 and
     $88,248, respectively.

     Estimated amortization expense
     ------------------------------

     For the year ended December 31, 2004                       $   119,486

     For the year ended December 31, 2005                           120,387

     For the year ended December 31, 2006                           117,076

     For the year ended December 31, 2007                           106,046

     For the year ended December 31, 2008                            68,660

     As of September 30, 2004, the Company does not have any indefinite live intangible assets. Goodwill amounting to $1,349 as of September 30, 2004 was recorded on the acquisition of the remaining 30% shares of Mapco.

     In February 2004, the Company created a new wholly-owned company named Euroasia to facilitate the investment in DCC, the third largest mobile operator in Ukraine in terms of number of subscribers, and capitalized it with cash contributions of $50,000. In 2004, the owners of DCC contributed the shares of DCC to Euroasia in exchange for a 49% interest in that company. The acquisition of DCC expands the Company's potential subscriber market, and the Company currently holds a 51% interest in DCC.

     DCC, which holds a 99% interest in Astelit, owns three fixed line licenses and two GSM licenses. As a result of this acquisition, the Company expects to be a significant participant in the GSM market in Ukraine.

     The consolidated financial position of Euroasia as of September 30, 2004 and results of its operations for the three month and seven month periods ended September 30, 2004 are included in the accompanying consolidated balance sheet as of September 30, 2004 and statement of operations for the three month and nine month periods ended September 30, 2004, respectively.

     Management has not yet completed its evaluation of the fair value of identifiable assets and liabilities of DCC or its allocation of the purchase price. Turkcell is in the process of obtaining third party valuations of identifiable assets and liabilities at the date of acquisition and as final purchase accounting adjustments may differ from initial estimates the allocation of purchase price is subject to refinement. Management plans to complete such assessment before the consolidated financial statements of the Company as of and for the year ended December 31, 2004 are issued.


(13) Short Term Borrowings

     At December 31, 2003 and September 30, 2004, short-term borrowings comprised the following:



                                                          December 31,  September 30,
                                                              2003           2004
                                                          ------------  -------------
                                                                         (Unaudited)


     Current portion of long term borrowings (Note 18)     $ 93,375        501,652
     Other short term bank loans and overdrafts               1,656          2,059
                                                           --------       --------
                                                           $ 95,031        503,711
                                                           ========       ========

(14) Trade Payables

     At September 30, 2004, the balance mainly consists of the payable to Turk Telekom regarding to the settlement for infrastructure usage dispute amounting to $41,795 including principal, interest and VAT. The remaining of the balance includes amounts due to Ericsson Turkey and Ericsson Radio Systems AB ("Ericsson Sweden") totaling to $32,750 (December 31, 2003:
     $11,631) resulting from fixed asset purchases, site preparation and other services, and amounts due to other suppliers totaling to $40,103 (December 31, 2003: $35,888) arising in the ordinary course of business.

     Turkcell is party to a series of supply agreements with Ericsson Turkey (collectively the "Supply Agreements") under which Ericsson Turkey supplies Turkcell with an installed and operating GSM network, spare parts, training and documentation. The Supply Agreements also give Turkcell a non-exclusive restricted software license for GSM software. Under the Supply Agreements, Ericsson Sweden guarantees all of Ericsson Turkey's obligations to Turkcell.

     Turkcell also entered into a GSM service agreement with Ericsson Sweden under which Ericsson Sweden supplies Turkcell with the following system services: trouble report handling service, hardware service, consultation service and emergency service. This agreement expired on December 31, 1998 but contains successive one-year automatic renewals up until December 31, 2005 unless terminated by either party in writing no later than nine months prior to the expiration of the then current term. At December 31, 2003, the agreement was automatically extended through December 31, 2004.

(15) Due to Related Parties

     As of December 31, 2003 and September 30, 2004, due to related parties comprised:


                                                    December 31,   September 30,
                                                        2003            2004
                                                    ------------   -------------
                                                                    (Unaudited)

     Turkiye Genel Sigorta AS ("Genel Sigorta")     $     976           1,553

     Hobim Bilgi Islem Hizmetleri AS ("Hobim")          1,694           1,291
     Yapi Kredi Sigorta AS ("Yapi Kredi Sigorta")         792               -
     Other                                              1,123             909
                                                       ------          ------
                                                    $   4,585           3,753
                                                       ======          ======


     Due to Genel Sigorta and Yapi Kredi Sigorta, companies whose majority shares are owned by some of the shareholders of the Company, resulted from health and life insurance premiums of the Company's personnel.

     Due to Hobim, a company whose majority shares are owned by some of the shareholders of the Company, resulted from the invoice printing services rendered by this company.

(16) Other Current Liabilities and Accrued Expenses

     At December 31, 2003 and September 30, 2004, the balance comprised:

                                                              December 31,    September 30,
                                                                  2003             2004
                                                              ------------    -------------
                                                                               (Unaudited)

     License fee accrual--The Turkish Treasury (Note 20)      $    538,930        610,808
     Interconnection dispute accrual (Note 20)                     461,803        339,016
     Taxes and withholdings                                        137,446        132,304
     Deferred income                                                85,223         82,490
     Selling and marketing expense accruals                         27,317         40,520
     Transmission fee accrual                                       16,671         14,466
     Accrued interest on borrowings                                 22,399         12,146
     Lease obligations--short term portion                          12,993         11,655
     Telecommunications Authority share accrual                     12,005          7,580
     Telecommunications Authority penalty accrual (Note 20)        104,476              -
     Annual frequency usage fee (Note 20)                           94,111              -
     Class action accrual                                           19,200              -
     Other expense accruals                                         34,078         55,903
                                                                ----------     ----------
                                                              $  1,566,652      1,306,888
                                                                ==========     ==========


     At September 30, 2004, total interconnection dispute accrual amounted to $499,584, of which $339,016 and $160,568 are included in other current liabilities and accrued expenses and other long term liabilities, respectively.



(17) Taxes on Income

     The income tax expense is attributable to income from continuing operations and consists of:


                                            3 Months Ended              9 Months Ended
                                             September 30,               September 30,
                                          2003          2004          2003          2004
                                       ----------    ----------    ----------    ----------
                                             (Unaudited)                 (Unaudited)

     Current tax charge               $  (60,368)      (49,033)      (83,650)      (49,033)

     Deferred tax benefit (expense)       16,552      (214,972)       80,557      (177,486)
                                        --------      --------      --------      --------
     Income tax expense               $  (43,816)     (264,005)       (3,093)     (226,519)
                                        ========      ========      ========      ========


     Income tax expense attributable to income from continuing operations was $264,005 and $226,519 for the three month and nine month periods ended September 30, 2004. These amounts are different from the amount computed by applying the Turkish income tax rate of 33% (2003: 30%) to pretax income from continuing operations as a result of the following:

                                            3 Months Ended              9 Months Ended
                                             September 30,               September 30,
                                          2003          2004          2003          2004
                                       ----------    ----------    ----------    ----------
                                             (Unaudited)                 (Unaudited)

     Computed "expected" tax expense   $  (48,197)     (134,153)      (69,794)     (193,986)
     Non taxable translation gain         (60,359)      (25,957)     (121,174)      (65,137)
     Investment tax credit                 10,503       (10,018)       47,158         3,883
     Effect of change in tax rates              -       (84,951)            -       (62,713)
     Change in valuation allowance         51,529          (479)      161,122        (1,219)
     Non-taxable items                          -       (17,148)            -        78,761

     Other                                  2,708         8,701       (20,405)       13,892
                                         --------      --------      --------      --------
     Income tax expense                $  (43,816)     (264,005)       (3,093)     (226,519)
                                         ========      ========      ========      ========


     For the three and nine month periods ended September 30, 2003 and 2004, substantially all income from continuing operations and related tax expense were domestic.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2003 and September 30, 2004 are presented below:



                                                              December 31,   September 30,
                                                                  2003            2004
                                                             -------------   -------------
                                                                              (Unaudited)

     Deferred tax assets:
         Accrued expenses                                    $   345,363        288,427
         Accounts and other receivables (principally due
         to allowance for doubtful accounts) and other            71,867            981
         Net operating loss carry forwards                        12,690         15,527
         Tax credit carry forwards (Investment tax credit)       342,964        298,470
                                                               ---------      ---------
         Gross deferred tax assets                               772,884        603,405
         Less: Valuation allowances                              (11,038)       (12,058)
                                                               ---------      ---------
         Deferred tax assets                                     761,846        591,347

     Deferred tax liabilities:
         Fixed assets and intangibles, principally due to
         financial leases, differences in depreciation and
         amortization, and capitalization of interest and
         foreign exchange loss for tax purposes                 (222,783)      (267,830)
                                                               ---------      ---------
         Total deferred tax liabilities                         (222,783)      (267,830)
                                                               ---------      ---------
         Net deferred tax assets                             $   539,063        323,517
                                                               =========      =========

     At September 30, 2004, net operating loss carry forwards are as follows:

                                                                Expiration
     Year                                     Amount               Date
     ----                                     ------          ---------------

     1999                                    $      74                   2004
     2000                                        4,197                   2005
     2001                                        9,159                   2006
     2002                                        2,869                   2007
     2003                                       16,934                   2008
     2004                                       15,854        2009 thereafter

     Non taxable translation gain results from translation of Turkish Lira denominated non-monetary assets and liabilities to the US Dollar, the functional and reporting currency, in accordance with the relevant provisions of SFAS No. 52 as applied to entities in highly inflationary economies. Under SFAS No. 109, such translation gains and losses between the tax and book basis of related assets and liabilities do not give rise to temporary differences. Such amounts are primarily attributable to translation gain resulting from the translation of Turkish Lira denominated fixed assets and intangibles into the US Dollar.

     The Turkish Treasury approved investment incentive certificates for a program of capital expenditures by Turkcell and its subsidiaries in GSM and call center operations. Such incentives entitle the Company to a 100% exemption from customs duty on imported machinery and equipment and an investment tax benefit of 100% on qualifying expenditures. The investment tax benefit takes the form of deductions for corporation tax purposes, but such deductions are subject to withholding tax at the rate of 19.8% (for expenditures made after April 24, 2003, the investment tax benefit equals 40% of qualifying expenditures but it is not subject to any withholding tax). As of September 30, 2004, investment incentive certificates provide for tax benefits on cumulative purchases of up to approximately $4,092,262 (December 31, 2003: $4,389,386) in qualifying expenditures, as defined in the certificates. As of September 30, 2004, the Company had unused tax credit carryforwards under the certificates of approximately $298,470 (December 31, 2003: $342,964), which can be carried forward indefinitely. The certificates are denominated in Turkish Lira. However, approximately $626,191 of qualifying expenditures through September 30, 2004 (December 31, 2003: $2,087,834) under such certificates is indexed against future inflation.

     The Company establishes valuation allowances in accordance with the provisions of SFAS No. 109. The Company continually reviews the adequacy of the valuation allowance based on changing conditions in the market place in which the Company operates and its projections of future taxable income, among other factors. The Company forecasts taxable income in 2004 and onwards and has generated taxable income for nine consecutive quarters. Management believes that subsequent to the conclusion of the war in Iraq during the Company's second quarter of 2003 and the limited impact it has had on the economic situation in Turkey, the economic and political uncertainties surrounding the Company have become less uncertain and provided management better visibility about the near term future. Further, economic and political situation in Turkey became more stable and there are positive expectations about the near term future. In addition, the interconnection agreement with Turk Telekom has been revised in late 2003. Management believes that these matters also provide management better visibility about the near term future. As a result, management concluded that it was more likely than not that the deferred tax assets of $323,517 were realizable. Turkish tax legislation does not allow companies to file tax returns on a consolidated basis. Accordingly, management believes a valuation allowance should continue to be provided on a portion of the deferred tax assets, resulting from certain consolidated subsidiaries, as they are unable to conclude that the likelihood of realizing these deferred tax assets is more likely than not. Accordingly, a valuation allowance of approximately $12,058 is recorded as of September 30, 2004 (December 31, 2003: $11,038) for such amounts. The valuation allowance at December 31, 2003 and September 30, 2004 has been allocated between current and non-current deferred tax assets on a pro-rata basis in accordance with the provisions of SFAS No. 109. Management believes that it is more likely than not the net deferred tax asset of approximately $323,517 as of September 30, 2004, will be realized through reversal of taxable temporary differences as well as future taxable income exclusive of reversing taxable temporary differences. The Company will continue to evaluate the realizability of its deferred tax assets including net operating loss and tax credit carryforwards and the related impact on the valuation allowance.

     In accordance with the Law No. 4842, which made changes in certain laws announced on April 24, 2003, the surcharge of 10% applied on the corporation tax is abolished effective for all tax returns filed on or after January 1, 2004. Accordingly, substantially all taxable income earned from January 1, 2003 is taxed at a rate of 30%. However, in accordance with the Law No. 5035, which was enacted during December 2003 and announced on January 2, 2004, the corporation tax rate will be applied as 33% for taxable income earned in 2004 only.

     Further, in accordance with the Law No. 5024, effective from January 1, 2004, taxable income will be determined based on the financial statements restated for the effects of inflation. The change in tax law is not expected to have a material impact on future taxable income.


(18) Long Term Borrowings

     At December 31, 2003 and September 30, 2004, long-term borrowings comprised:



                                                   Interest           Contractual        December 31,     September 30,
                                                   Rate (%)             Maturity             2003              2004
                                              -------------------  -------------------  ---------------  -----------------
                                                                                                           (Unaudited)

     Cellco 12.75% senior notes, due 2005                12.75%           August 2005   $      400,000          335,000
     Murabaha syndicated facility                  Libor + 4.50%            June 2006                -          100,000
     Akbank TAS ("Akbank")  - 2                    Libor + 3.50%        February 2007                -          100,000
     Turkiye Garanti Bankasi AS
         ("Garanti Bankasi") - 1                   Libor + 3.40%           March 2007                -          100,000
     Akbank - 1                                    Libor + 5.25%            June 2005          125,000           62,500
     Garanti Bankasi - 2                           Libor + 5.62%           April 2006           75,000           50,000
     Nordbanken--Stockholm ("Nordbanken")          Libor +  0.6%       September 2004            5,875                -
     Nokia                                       Euribor + 2.80%        December 2005                -           15,437
     Ericsson Credit AB                            Libor + 5.00%         January 2006                -           10,474
     Other                                                                                           -               74
                                                                                             ---------        ---------
                                                                                               605,875          773,485
     Less: Current portion of long term borrowings (Note 13)                                  (93,375)        (501,652)
                                                                                             ---------        ---------
                                                                                        $     512,500          271,833
                                                                                             =========         =======


     During 2003 and 2004 the Company invested in the 12.75% senior notes issued by Cellco. The nominal value and amortized cost of such bonds amounted to $65,000 and $73,113, respectively. Reacquisition of these bonds is considered an early extinguishment of debt under the provisions of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". The difference between the reacquisition price and net carrying amount of Cellco bonds amounting $8,113 is recorded in general and administrative expenses.

     The Company has short and long term credit lines with local and foreign banks. On October 30, 2003, Yapi Kredi has committed to provide a loan facility, at market rates, of up to $150,000 to the Company over the next twelve months. This credit line has not been used as of September 30, 2004 and has expired on October 30, 2004.

     Turkcell signed a Murabaha syndicated facility, which is led by HSBC Bank AS and the Islamic Development Bank, amounting to $100,000 in January 2004. The facility has a maturity of two years from each drawdown and the grace period is one year from each drawdown. The facility is unsecured and will be used for certain qualified equipment purchases.

     Turkcell has fully drawn down additional borrowings of $100,000 from Akbank in February 2004 and $100,000 from Garanti Bankasi in March 2004. There are no covenant requirements for these borrowings and both facilities will be repaid in 3 years.

     As of September 30, 2004, the Company is not subject to any financial covenants or ratios with respect to its borrowings. No facilities are collateralized by letters of guarantee or sureties of the Company's shareholders.

(19) Common Stock

     At September 30, 2004, common stock represented 1,474,639,361,000 (December 31, 2003: 500,000,000,000) authorized, issued and fully paid shares with a par value of one thousand Turkish Lira each.

     The following table sets forth the computation of basic and diluted earnings per share:

                                                Three Months Ended,                        Nine months Ended,
                                                   September 30,                              September 30,
                                            2003                  2004                  2003                 2004
                                   --------------------------------------------  -----------------------------------------
                                                   (Unaudited)                                (Unaudited)

     Numerator:
     Net income                                  116,842               150,658               229,554              373,244

     Denominator:
     Basic and diluted weighted
     average shares                    1,474,639,361,000     1,474,639,361,000     1,474,639,361,000    1,474,639,361,000

     Basic and diluted net income
     per share                                   0.00008               0.00010               0.00016              0.00025


     On February 26, 2004, Cukurova Holding AS informed Turkcell that it sold 8,998,845,000 Turkcell shares (nominal value of TL 8,998,845 million) to Yapi Kredi. Following this transaction, Cukurova Holding AS and Yapi Kredi held 7.47% and 2.89% of Turkcell, respectively.

     On June 23, 2004, the board of directors decided that Turkcell's statutory paid-in capital would be increased from TL 500 trillion to TL 1,474.6 trillion by adding TL 118.1 trillion out of the total dividend for the year 2003 and the statutory capital inflation adjustment (included in the financial statements prepared in accordance with the accounting standards promulgated by the Turkish Capital Markets Board) amounting to TL 856.5 trillion for 2003. The increase of TL 974.6 trillion would be distributed to the Company's shareholders in the form of a share split. The capital increase was recorded as stock split, and the Company issued 974,639,361,000 new shares. All share amounts and per share figures reflected in the Company's historical financial statements have been retroactively restated.

     The total effects of restatements in number of shares are as follows:

                                                                          December 31,          September 30,
                                                                              2003                  2004
                                                                      ------------------    ------------------

     Historical number of shares                                        500,000,000,000       500,000,000,000
     After bonus share distribution - statutory capital inflation
       adjustment                                                     1,356,480,756,000     1,356,480,756,000
     After bonus share distribution - dividend for the year 2003      1,474,639,361,000     1,474,639,361,000


     On July 21, 2004, it became public information that the debt restructuring talks between the Banking Regulation and Supervision Agency (the "BRSA") and the Cukurova Group, one of the significant founding shareholders of the Company, were finalized by mutual agreement. In accordance with this agreement, up until January 31, 2005, the Cukurova Group will have the option to purchase up to 26,540,102,081 Turkcell shares (as restated for stock split) at nominal value of TL 26,540,102 million (equivalent to $17,861 at September 30, 2004) plus interest at Libor +3.5% and 16,809,395,277 Turkcell shares (as restated for stock split) for a consideration based on the weighted average market value of the shares for the preceding 30 trading days on the Istanbul Stock Exchange.

(20) Commitment and Contingencies


     As of December 31, 2003 and September 30, 2004, commitments and contingent liabilities comprised the following:


                                                                  December 31,   September 30,
                                                                      2003            2004
                                                                 --------------  -------------
                                                                                  (Unaudited)


     Bank Letters of Guarantee                                     $   44,952        37,910

     Guarantees

     -Irancell Consortium
         Iranian Authorities-Payment guarantee                              -       258,720
         Iranian Authorities-Bid bond                                       -        24,058

     -Digital Platform
         BNP--Brussels (Buyer credit)                                  31,825        17,771
         BNP--Hungary (Buyer credit)                                    7,417         4,385
         BNP--Brussels (Financial loan)                                 2,658           426
         HSBC--Istanbul Main Branch                                     3,850             -
         BNP--Hungary (Financial loan)                                    864             -
         Websterbank--USA                                                 351           117

     -Hobim
         BNP AK Dresdner (Finance lease)                                  129            40

     Purchase Commitments
         -Nokia                                                             -       154,000
         -Ericsson AB                                                       -        89,042
         -Asli Gazetecilik ve Matbaacilik AS ("Asli Gazetecilik")      25,000        25,000
         -ADD Production Medya AS ("ADD")                                   -         8,000
         -ABN Amro Finansal Kiralama AS ("ABN AMRO Leasing")                -         2,521


     As of September 30, 2004, the Company is contingently liable in respect of bank letters of guarantee obtained from Yapi Kredi and given to the Telecommunications Authority amounting to $5,000 (December 31, 2003:
     $5,000), and customs authorities, private companies and other public organizations amounting to $32,226 (December 31, 2003: $37,916). In addition, as of September 30, 2004, the Company is contingently liable in respect of bank letters of guarantee obtained from other banks and given to private companies and other public organizations amounting to $684 (December 31, 2003: $2,036).

     As a condition of the GSM license bid in Iran, the Consortium was obliged to provide a bid bond amounting to 263,000,000,000 Iranian Rial (equivalent to $24,058 at September 30, 2004), which was approximately equal to EUR 25 million at the date of issuance, to the Iranian Authorities. This bid bond was issued by Bank Saderat under a Deutsche Bank AG counter-guarantee on February 8, 2004 and was underwritten by Turkcell. Although the maturity of the bid bond was February 5, 2005, it was released on December 13, 2004 according to the instructions of the Iranian Authorities. (Note 21)

     The Consortium was also obliged to provide a payment guarantee to the Iranian Authorities of EUR 300 million for an upfront license fee. The payment guarantee becomes effective when the license is formally awarded to Irancell. Turkcell has guaranteed a EUR 210 million (equivalent to $258,720 at September 30, 2004) portion of this guarantee through HSBC plc, which issued the payment guarantee under a syndicate with Akbank and BNP Paribas with an initial maturity of September 7, 2004. Since Irancell was not established, the payment guarantee has been extended until February 10, 2005. In addition to the upfront license fee, once the Iranian subsidiary of the Company is formally established and the license is awarded, the Iranian subsidiary will pay an ongoing license fee based on the greater of a minimum precommitted gross revenues agreed with the Iranian Authorities, or the actual gross revenues.

     Guarantees on behalf of Digital Platform are related to loans for set-top boxes, head-end and uplink imports and working capital financing used from the respective banks.

     Guarantees given for Hobim are related to financial leasing agreements made with the respective lessor.

     The Company has signed a shareholders agreement with the other shareholders of DCC, the Ukrainian subsidiary, on January 27, 2004 and effective from April 2, 2004. Turkcell has committed to arrange at least $150,000 of financing for DCC until the end of 2006. Turkcell has substantially fulfilled the above mentioned commitment by acting as the guarantor of the vendor financing agreements signed by Astelit, with Nokia Corporation ("Nokia") and ABN AMRO NV, Ericsson AB and Ericsson Credit AB and Sysdate PTY Ltd. ("Sysdate") and ABN AMRO NV. In return of these guarantees, Turkcell pledged minority shares of Euroasia.

     Astelit, which is a 99% subsidiary of DCC, has entered into a $89,042 vendor financing agreement with Ericsson AB and Ericsson Credit AB on June 30, 2004 and EUR 125,000 (equivalent to $154,000 at September 30, 2004)
     with Nokia and ABN AMRO NV. Under these agreements Ericsson Credit AB and ABN AMRO NV will make credit facilities available to Astelit in respect of equipment purchases from Ericsson and Nokia. Turkcell has provided guarantees for 55% of the amounts financed plus 55% of interest and costs in case of non-payment by Astelit.

     Astelit has also entered into a $13,200 supply contract including cost of equipment and services, interest and fees and $7,200 portion of this contract is financed through vendor financing agreement with Sysdate and ABN AMRO N.V., under which ABN AMRO N.V. will finance Astelit's purchases of GSM 1800 billing equipment, software and services. On November 23, 2004, Turkcell provided a guarantee for $7,200 plus interest and costs in case of non-payment by Astelit. This guarantee will expire on May 2, 2006.

     Based on the shareholders loan agreement signed on January 6, 2005, the shareholders of Euroasia committed to arrange $40,000 of financing to Euroasia in proportion to their respective shareholding in Euroasia. The loan shall be used by Euroasia to fund its indirect subsidiary Astelit. The Company has fulfilled its commitment amounting to $20,400 by signing a deposit pledge agreement at an equal amount, with HSBC Bank Plc in return for which HSBC Bank Plc. has allowed a back to back loan to Euroasia. According to the shareholders loan agreement, financing commitments should be fulfilled on or prior to February 28, 2005. If any of the shareholders fails to fulfil its increased commitment on or before February 28, 2005, either the shares of the non-funding shareholders will then be diluted by the funding shareholders in proportion to their existing holdings and up to the unfunded amount; or the amount of the loans will increase to $50,000 and the deadline to arrange the financing will be extended to March 31, 2005. The increase in the loan will cause an increase in each shareholder's commitment in proportion to their respective shareholding in Euroasia. If any of the shareholders fails to fulfil its increased commitment on or before March 31, 2005, the shares of the non-funding shareholder will then be diluted by the funding shareholders in proportion to their existing shareholding in Euroasia and up to the unfunded amount.

     Under a framework agreement, (the "framework agreement") Asli Gazetecilik agreed to provide advertisement services to the Company from July 1, 2002 until October 4, 2004. In consideration, the Company will pay a total amount of $25,000. On May 30, 2004, the Company signed the "Amended Framework Agreement" with Asli Gazetecilik, extending the terms of the framework agreement until

     December 31, 2005 and, in accordance with the Amended Framework Agreement, the Company paid $5,000 on June 18, 2004, $2,500 on September 30, 2004 and $2,500 on December 30, 2004.

     With respect to a sponsorship agreement signed between ADD and Turkcell on June 21, 2004, relating to the sponsorship of Besiktas Jimnastik Kulubu ("BJK"), a football club in Istanbul, Turkcell has paid $ 7,000 to ADD on June 23, 2004. In respect to the agreement, Turkcell has also committed to pay $8,000 to ADD in two equal installments on July 1, 2006 and July 1, 2007, respectively.

     In respect to the agreement signed between Inteltek and ABN Amro Leasing on June 14, 2004, Inteltek has a commitment to acquire 1,500 betting terminals amounting to EUR 2,046 (equivalent to $2,521 at September 30, 2004) under finance lease. As of September 30, 2004, no acquisition has been made.

     In relation with the settlement discussions for the treasury share, Turkcell has paid TL 300 trillion (equivalent to $200,308 at September 30,
     2004) and TL 150 trillion (equivalent to $100,154 at September 30, 2004) to the Turkish Treasury on October 19, 2004 and on November 25, 2004, respectively. Also, after the settlement agreement has been made, Turkcell has paid TL 156.5 trillion (equivalent to $104,427 at September 30, 2004) and TL 93.5 trillion (equivalent to $62,429 at September 30, 2004) to the Turkish Treasury on December 27, 2004 and on January 25, 2005 including TL
     6.5 trillion (equivalent to $4,273 at September 30, 2004) and TL 4.7 trillion (equivalent to $3,114 at September 30, 2004) interest, respectively. Turkcell has also provided a bank letter of guarantee amounting to TL 566.5 trillion (equivalent to $378,248 at September 30,
     2004), which has been obtained from Yapi Kredi and will expire on April 15, 2005. The amount of the bank letter of guarantee was reduced by the payments of TL 150 trillion made on November 25, 2004, TL 150 trillion made on December 27, 2004 and TL 88.8 trillion made on January 25, 2005 and further payments will be deducted from the remaining portion of the letter of guarantee.


     Legal Proceedings
     The Company is involved in various claims and legal actions arising in the ordinary course of business described below.

     Dispute on Ongoing License Fee on Value Added Taxes, Education Fund and Frequency Usage and Transmission Fees

     On an ongoing basis, Turkcell must pay 15% of its monthly gross revenue, which is defined in its license agreement as subscription fees, monthly fixed fees and communication fees including taxes, charges and duties to the Turkish Treasury. The Turkish Ministry and the Turkish Treasury informed Turkcell that, in their view, its 15% ongoing license fee should be calculated before deduction of VAT, the education fund and the frequency usage and transmission fees. Turkcell had calculated its 15% ongoing license fee after deducting for these items, which Turkcell believes is consistent with the terms of its license.

     Turkcell disagrees with the Turkish Treasury's position, and initiated an administrative suit at the Danistay against the Turkish Ministry and the Turkish Treasury. On October 15, 2001, the Danistay ruled that VAT should be included in the calculation of gross revenue whereas the education fund and the frequency usage and transmission fees should not. Turkcell has appealed the Danistay's decision with respect to the VAT and the Ministry appealed the decision with respect to the other items. Both appeals have been rejected by General Assembly of Administrative Courts of Danistay. Turkcell initiated "Correction of decision" against this decision following the notification. On March 24, 2000, Turkcell paid to the Turkish Treasury a sum of $57,163 for ongoing license fees on VAT including interest since April 1998, which excludes ongoing license fees on the education fund and the frequency usage and transmission fees.

     Turkcell has paid the above amount, with a reservation, to the Turkish Treasury and will continue to pay ongoing license fees in respect of VAT collections, subject to a final judgment to be rendered by the Danistay. Turkcell and its legal counsel believe that Turkcell will prevail with respect to the ongoing license fees on the education fund and frequency usage and transmission fees. Accordingly, Turkcell has not made any provisions in its consolidated financial statements for ongoing license fees on the education fund and frequency usage and transmission fees. There can be no assurance, however, that there will not be an unfavorable ruling in this matter or that such an outcome would not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

     On June 11, 2002, Turkcell initiated an arbitration suit in the International Court of Arbitration of the International Chamber of Commerce ("ICC") against the Turkish Treasury and the Telecommunications Authority, concerning the definition of the items that should be included in the gross revenue used in the calculation of the amounts to be paid to the Turkish Treasury in accordance with Article 8 of the License Agreement. On January 5, 2004, ICC rendered a decision stating that taxes collected by Turkcell under its tax responsibility should be excluded from the calculation of gross revenue. The Turkish Ministry and the Telecommunications Authority filed a challenge to the ICC's decision to annul the decision. On May 20, 2004, the Ankara 20th Civil Court annulled the part of ICC's decision concerning exclusion of the taxes collected by Turkcell under its tax responsibility that it conflicts with Danistay's previous rulings. Turkcell has appealed this decision.

     Subsequent to September 30, 2004, the settlement agreement has been signed with the Turkish Treasury. In accordance with the settlement agreement, Turkcell will continue to pay ongoing licence fee on VAT but education fund and frequency usage and transmission fees are not subject to ongoing licence fee. Turkcell made necessary applications for termination of respective court cases. (Note 21)

     Dispute on Additional Ongoing License Fee on Value Added Services and Other Charges

     On November 2, 2000, Turkcell received a notice from the Turkish Ministry stating that certain value-added services, transaction fees, roaming revenue and interest charges for late collections should be included in the determination of the ongoing license fees paid to the Turkish Treasury. The Turkish Treasury informed Turkcell that the ongoing license fees for all such services would be retroactively recalculated from the date of its license agreement and paid to the Turkish Treasury with interest. On December 22, 2000, Turkcell initiated a suit against the Turkish Ministry and the Turkish Treasury to enjoin the Turkish Ministry and the Turkish Treasury from charging Turkcell these fees. On October 20, 2003, Danistay dismissed the case. On February 10, 2004, Turkcell appealed this decision.

     On June 11, 2002, Turkcell initiated an arbitration suit in the ICC against the Turkish Treasury and the Telecommunications Authority, concerning the definition of the items that should be included in the gross revenue used in the calculation of the amounts to be paid to the Turkish Treasury in accordance with Article 8 of the License Agreement. On January 5, 2004, ICC rendered a decision stating that all the revenue items originating from telecommunication services should be included in the calculation of gross revenue, while the interest charges for late collections should be excluded. The Turkish Ministry and the Telecommunications Authority filed a challenge to the ICC's decision to annul the decision. On May 20, 2004, the Ankara 20th Civil Court annulled the part of ICC's decision concerning exclusion of interest charges for late collections that it conflicts with Danistay's previous rulings. Turkcell has appealed this decision.

     Within the first half of 2004, Turkcell has started to engage in discussions with third parties relating to settlement of certain legal proceedings, which include the dispute on the additional ongoing license fee on value added services and other charges; the dispute on additional ongoing license fee on special transaction tax and stamp duty; the dispute on additional ongoing license fee on interconnection revenues; the dispute on Turk Telekom interconnection fee; and the dispute on Turk Telekom infrastructure. Based on settlement discussions and its management opinion, Turkcell has accrued TL 294.9 trillion (equivalent to $196,898 as of September 30, 2004) for additional ongoing license fees for certain value-added services, transaction fees, incoming roaming revenue and interest charges for late collections and TL 128.4 trillion (equivalent to $85,700 as of September 30, 2004) for additional ongoing license fees for simcard and outgoing roaming revenues on its consolidated financial statements as of September 30, 2004. Since the simcard and outgoing roaming revenues were not subject to dispute at the previous periods, based on its management and legal counsel's opinion, Turkcell has not made any accrual related with these items previously.

     From June 2004 onwards, Turkcell has begun to make payments for additional ongoing license fee on value added services and other charges, except interest charges for late collections.

     Subsequent to September 30, 2004, the settlement agreement has been signed with the Turkish Treasury. The outcome of the settlement agreement is in line with the settlement discussions and the management's opinion. With respect to the settlement agreement, Turkcell made necessary applications for termination of respective court cases. (Note 21)

     Dispute on Additional Ongoing License Fee on Special Transaction Tax and Stamp Duty

     Turkcell received a notice from the Turkish Treasury stating that special transaction tax and stamp duty should be included in the determination of the ongoing license fees paid to the Turkish Treasury. Turkcell initiated a suit against the Turkish Treasury before the Administrative Court to obtain an injunction. On July 10, 2001, Danistay dismissed the case. On July 17, 2001, the General Assembly of Administrative Courts of Danistay rejected Turkcell's request to obtain an injunction to prevent the Turkish Treasury to collect such fees. On November 19, 2003, the Danistay rendered a decision rejecting the case. Turkcell has appealed the decision.

     On January 5, 2004, ICC rendered a decision stating that taxes collected by Turkcell under its tax responsibility should be excluded from the calculation of gross revenue. The Turkish Ministry and the Telecommunications Authority filed a challenge to the ICC's decision to annul the decision. On May 20, 2004, the Ankara 20th Civil Court annulled the part of ICC's decision concerning exclusion of the taxes collected by Turkcell under its tax responsibility that it conflicts with Danistay's previous rulings. Turkcell has appealed this decision.

     Within the first half of 2004, Turkcell has started to engage in discussions with third parties relating to settlement of certain legal proceedings, which include the dispute on the additional ongoing license fee on value added services and other charges; the dispute on additional ongoing license fee on special transaction tax and stamp duty; the dispute on additional ongoing license fee on interconnection revenues; the dispute on Turk Telekom interconnection fee; and the dispute on Turk Telekom infrastructure.

     Based on settlement discussions and its management opinion, Turkcell has accrued TL 57.1 trillion (equivalent to $38,120 as of September 30, 2004) on its consolidated financial statements as of September 30, 2004 for additional ongoing license fees for special transaction tax and stamp duty.

     From June 2004 onwards, Turkcell has begun to make payments for additional ongoing license fee on special transaction tax and stamp duty.

     Subsequent to September 30, 2004, the settlement agreement has been signed with the Turkish Treasury. The outcome of the settlement agreement is in line with the settlement discussions and the management's opinion. With respect to the settlement agreement; Turkcell made necessary applications for termination of respective court cases. (Note 21)

     Dispute on Additional Ongoing License Fee on Interconnection Revenues

     In December 2000, Turkcell informed the Turkish Treasury that it would no longer include its interconnection revenues in the determination of ongoing license fees paid to the Turkish Treasury as 15% of gross revenues. Effective from March 1, 2001, Turkcell's ongoing license payments made to the Turkish Treasury have been calculated by excluding its interconnection revenues from the gross revenues. Turkcell obtained an injunction from the judicial court on November 2, 2001 allowing it to compute the gross revenue on which the ongoing license fees are to be computed without including interconnection revenues. On October 29, 2001, Turkcell initiated an arbitration suit in the ICC against the Turkish Ministry, the Telecommunications Authority and the Turkish Treasury. On October 7, 2003, the ICC decided that the interconnection revenues should be included in the calculation of the ongoing license fees paid to the Turkish Treasury. Turkcell filed a suit of annulment against the ICC ruling as per the International Arbitration Code. On April 6, 2004, Ankara 26th Civil Court rejected the case. Turkcell appealed this decision.

     Within the first half of 2004, Turkcell has started to engage in discussions with third parties relating to settlement of certain legal proceedings which include the dispute on the additional ongoing license fee on value added services and other charges; the dispute on additional ongoing license fee on special transaction tax and stamp duty; the dispute on additional ongoing license fee on interconnection revenues; the dispute on Turk Telekom interconnection fee; and the dispute on Turk Telekom infrastructure. Based on settlement discussions and its management opinion, as of September 30, 2004, it has accrued TL 385.6 trillion including interest (equivalent to $257,468 as of September 30, 2004) for the unpaid amounts and included them in the determination of net income.

     From June 2004 onwards, Turkcell has begun to make payments for additional ongoing license fee on interconnection revenues.

     Subsequent to September 30, 2004, the settlement agreement has been signed with the Turkish Treasury. The outcome of the settlement agreement is in line with the settlement discussions and the management's opinion. With respect to the settlement agreement, Turkcell made necessary applications for termination of respective court case. (Note 21)

     Dispute on VAT on Ongoing License Fee

     On December 28, 2001, the board of accounting experts of the Ministry of Finance issued an opinion stating that Turkcell should pay VAT on the ongoing license fee paid to the Turkish Treasury. Accordingly, the Tax Office delivered to Turkcell a notice on January 31, 2002, asserting deficiencies in VAT declarations requesting payments of approximately TL
     91.4 trillion (equivalent to $61,010 at September 30, 2004) for VAT, which would be offset by a VAT recoverable and would not result in a cash outflow from Turkcell and a total of approximately TL 145.3 trillion (equivalent to $96,997 at September 30, 2004) for penalty. Turkcell applied on March 1, 2003 to benefit from the Tax Amnesty Law entered into force in February 2003 for the amounts covering the period between April 1998 and November 2001. Turkcell's application was accepted and, accordingly, it received amnesty in respect to VAT on the ongoing license fee. Turkcell and the Tax Office agreed that Turkcell would made payments for the VAT amounts amounting to TL 45.7 trillion (equivalent to $30,505 as of September 30, 2004) covering the period between April 1998 and November 2001 by nine equal installments between March 31, 2003 and June 30, 2004. By completing the payments in 2003, Turkcell received a discount of TL 4.6 trillion (equivalent to $3,040 as of September 30, 2004).

     Turkcell has begun to make payments for VAT on ongoing license fee with reservation starting from June 2003 and commenced a lawsuit against the Tax Office for the related period. On December 31, 2003, the Tax Court decided that Turkcell would not have to pay VAT on ongoing license fee from February 2004 onwards. The Tax Office has appealed to this decision.

     Dispute with Turk Telekom on Payments to the Turkish Treasury and Turkish Radio and Television Institution

     Turk Telekom notified Turkcell on February 14, 2000, that it was modifying the method by which it calculates the interconnection fee that it pays to Turkcell. Turk Telekom believes that it should be permitted to deduct from the revenues used to determine the interconnection fee the 15% fund payment that it pays to the Turkish Treasury and a 2.5% payment that it pays to Turkish Radio and Television Institution (the "TRT"), which is a payment that Turk Telekom was required to make during 2000 only. Based on this position, Turk Telekom withheld TL 6.6 trillion (equivalent to $4,408 at September 30, 2004) from the amount it paid to Turkcell for interconnection for the first two months of 2000. On May 4, 2000, Turkcell commenced a first lawsuit against Turk Telekom to recover the TL 6.6 trillion.

     Turk Telekom subsequently notified Turkcell on October 16, 2000 that it was requesting payment for TL 37.5 trillion (equivalent to $25,038 at September 30, 2004) representing the amount Turk Telekom would have deducted from its revenues for the period between March 2000 and September 2000. On October 31, 2000, Turkcell paid Turk Telekom a first installment of TL 16.0 trillion (equivalent to $10,750 at September 30, 2004) with a reservation. On May 11, 2001, the appeals court ruled that Turk Telekom should be permitted to deduct from its revenues the 2.5% payment that it paid to the TRT for the year 2000 but remanded the decision regarding the 15% fund to the lower court.

     On January 24, 2002, the lower court rendered a decision in line with the appeals court's decision. On March 13, 2002, Turkcell received approximately TL 14.0 trillion (equivalent to $9,092 at payment date and equivalent to $9,364 at September 30, 2004) from Turk Telekom, which was related to the TL 6.6 trillion (equivalent to $4,408 at September 30, 2004) withheld by Turk Telekom, plus interest.

     On November 10, 2000, Turkcell filed a second lawsuit to recover the TL
     16.0 trillion (equivalent to $10,750 at September 30, 2004) paid to Turk Telekom as its first installment. The appeals court decided in favor of Turkcell with respect to the fund payment. On June 10, 2004, the lower court rendered a decision in line with the appeals court's decision, Turk Telekom has appealed to such decision. On November 25, 2004, the appeals court approved the decision of the lower court.

     Subsequent to September 30, 2004, Turkcell settled its infrastructure usage dispute with Turk Telekom by an agreement through negotiation. Turkcell and Turk Telekom agreed on Turk Telekom's receivables with respect to infrastructure usage dispute being TL 102 trillion (equivalent to $68,137 at September 30, 2004) including principal, interest and VAT; and Turkcell's receivables with respect to 15% fund payment being TL 39.5 trillion (equivalent to $26,342 at September 30, 2004). After netting the receivables, Turkcell agreed with Turk Telekom that Turkcell owed Turk Telekom TL 62.5 trillion (equivalent to $41,795 at September 30, 2004). Turkcell has made necessary applications for termination of respective court case on above mentioned dispute with respect to 15% fund payment. (Note 21)

     Dispute on Turk Telekom Interconnection Fee

     The Turkish Electrical Engineers' Society commenced a lawsuit against Turk Telekom claiming that Turkcell's interconnection agreement with Turk Telekom violates public policy and the provisions of the Turkish Constitution relating to the protection of consumers and the prevention of monopolies and cartels. In October 2000, the court annulled Annex 1-A.1 of Turkcell's interconnection agreement with Turk Telekom, which deals with call tariffs. Although Turkcell was not a party to the lawsuit, its interest has been affected by the decision. On November 20, 2000, Turkcell was informed of the court's decision and received notification from Turk Telekom that all interconnection fees since the acquisition of its license paid by Turkcell to Turk Telekom and by Turk Telekom to Turkcell must be the same to comply with the court's decision and should be retroactively calculated from the date of its license with interest. Turk Telekom made a first claim pertaining to the period extending from the date of its license up to October 2000, and a second up to January 2001. Turkcell initiated two separate lawsuits for each period to cancel Turk Telekom's request until Turkcell agrees with Turk Telekom to replace the cancelled provisions of its interconnection agreement. In November 2001, Turkcell obtained an injunction in the second lawsuit which helps cover both periods. In the first case, the court decided to postpone its decision until the court in the second case renders a final decision. Turk Telekom appealed the decision in the second case. This case has been dismissed and, on March 5, 2003, the court decision communicated to Turkcell. On March 14, 2003, Turkcell has applied for a "Correction of decision" against this decision but Turkcell's request was rejected. On July 3, 2003, Turk Telekom informed Turkcell that the injunction was lifted and it would calculate the sharing of its interconnection revenue with Turkcell on an equal basis. Turk Telekom did not make the monthly interconnection payment to Turkcell due in June 2003, amounting to TL 83.9 trillion (equivalent to $55,977 as of September 30, 2004) to offset the amount against its receivables from Turkcell according to its claim that interconnection revenues should be shared equally. Turkcell has applied to obtain another injunction to cease Turk Telekom's action. On December 17, 2003, the Administrative court rejected Turkcell's appeal. On July 17, 2003, the Ankara Seventh Commercial Court decided that the terms of the Interconnection Agreement should remain in effect until the parties reach a new interconnection agreement. The appeals court annulled the decision of the lower court. Following the decision of the appeals court on May 27, 2004, the lower court dismissed the case on the ground that compliance with decisions of the appeals court is a legal obligation. After the notification of court to Turkcell, the period for Turkcell for application to administrative courts will begin.

     Turkcell concluded the negotiations with Turk Telekom by signing an addendum, which changed some articles of the Interconnection Agreement on September 20, 2003. As the juridical process continues, Turk Telekom initiated a lawsuit with the aim to collect the amount calculated via its claim that interconnection revenues should be shared equally. On November 14, 2003, the Ankara First Commercial Court decided that monthly interconnection payments made by Turk Telekom to Turkcell be ceased with the aim of collection of Turk Telekom's receivable. Accordingly, on December 3, 2003, Turk Telekom informed

     Turkcell that it has stopped making its monthly interconnection fee payments. Turkcell appealed the decision. On January 29, 2004, the commercial court rendered a decision excluding 30% of monthly interconnection payments made by Turk Telekom from the scope of the previous decision dated November 14, 2003. According to this decision, Turk Telekom would have to pay 30% of its monthly interconnection payments to Turkcell. On March 2, 2004, Turk Telekom appealed this decision but the court rejected Turk Telekom's request.

     In addition to the foregoing, Turk Telekom initiated two separate lawsuit to share interconnection fees equally and requested TL 1,083.2 trillion and TL 490 trillion (equivalent to $723,244 and $327,176 at September 30, 2004 respectively). The respective courts decided the cases should be consolidated with the first case. Furthermore, Turk Telekom initiated another lawsuit on the same grounds in a different court with a payment request of TL 280.1 trillion (equivalent to $187,053 as of September 30, 2004) including interest of TL 35.3 trillion (equivalent to $23,592 as of September 30, 2004).

     Turkcell has deducted the interconnection receivables from Turk Telekom amounting to TL 512.6 trillion (equivalent to $342,250 as of September 30, 2004) from its interconnection receivables on its consolidated financial statements as of September 30, 2004. The balance of TL 121.5 trillion (equivalent to $81,120 as of September 30, 2004), which results from taxes on interconnection receivables, is classified as other current assets. Since Turkcell believes that Turk Telekom's payments are substantially lower than the amounts that should have been paid under the Interconnection Agreement, Turkcell has initiated the necessary legal actions against Turk Telekom for the recovery of its confiscated portion of interconnection receivables. Within the first half of 2004, Turkcell has started to engage in discussions with Turk Telekom relating to settlement of dispute on Turk Telekom interconnection fee. Based on settlement discussions and its management's opinion, Turkcell has accrued TL 748.2 trillion (equivalent to $499,584 at September 30, 2004) including interest on its consolidated financial statements as of September 30, 2004. Turkcell has classified TL
     240.5 trillion (equivalent to $160,568 as of September 30, 2004) as other long-term liabilities.

     Subsequent to September 30, 2004, the settlement agreement has been signed with Turk Telekom. The outcome of the settlement agreement is in line with settlement discussions and the management's opinion. With respect to the settlement agreement, Turkcell made necessary applications for termination of respective court cases. (Note 21).

     Dispute on Turk Telekom Transmission Lines Leases

     Effective from July 1, 2000, Turk Telekom annulled the discount of 60% that it provided to Turkcell based on its regular ratio, which had been provided for several years, and, at the same time, Turk Telekom started to provide a discount of 25% being subject to certain conditions. Turkcell filed a lawsuit against Turk Telekom for the application of the agreed 60% discount. However, on July 30, 2001, Turkcell had been notified that the appeals court upheld the decision made by the commercial court allowing Turk Telekom to terminate the 60% discount. Accordingly, Turkcell paid and continues to pay transmission fees to Turk Telekom based on the 25% discount. Although Turk Telekom did not charge any interest on late payments at the time of such payments, Turkcell recorded an accrual amounting to TL 3.0 trillion ($2,018 as of September 30, 2004) for possible interest charges as of December 31, 2000. On May 9, 2002, Turk Telekom requested an interest amounting to TL 30.1 trillion (equivalent to $20,076 as of September 30, 2004). Turkcell did not agree with the Turk Telekom's interest calculation and, accordingly, obtained an injunction from the commercial court to prevent Turk Telekom from collecting any amounts relating to this interest charge. Also, Turkcell initiated a lawsuit against Turk Telekom on the legality of such interest. As of September 30, 2004, Turkcell recorded a provision of TL 13.3 trillion (equivalent to $8,878 as of September 30, 2004) because its management and legal counsel believe that this is the maximum potential liability in accordance with the relevant provisions of the Interconnection Agreement.

     Dispute on National Roaming Agreement

     During the third quarter of 2001, Turkcell was approached by IsTim to negotiate a national roaming agreement. These negotiations did not result in a mutual agreement. Therefore, the discussions continued under the supervision of the Telecommunications Authority. The Telecommunications Authority proposed a solution on October 18, 2001 and asked the parties to reach a decision by November 15, 2001. As Turkcell believes that the Telecommunications Authority is not authorized to intervene in this issue and its proposal is technically impossible to apply and commercially unacceptable, Turkcell obtained an injunction on November 12, 2001 from the Ankara Fourth Court of First Instance regarding the conflict. On December 6, 2001, the Ankara Fourth Court upheld the injunction it rendered in Turkcell's favor on November 12, 2001. According to the Court's decision, the execution of a national roaming agreement between IsTim and Turkcell has been prevented. The Telecommunications Authority and IsTim have appealed the granting of the injunction and the appeals were disapproved in the court trials on February 6, 2003 and February 24, 2003.

     In addition, on November 26, 2001, Turkcell initiated an arbitration suit in the ICC against the Turkish Ministry and the Telecommunications Authority. On November 25, 2003, ICC rendered a decision stating that the case is not under its jurisdiction. In January 2004, Turkcell appealed the decision before the Ankara 13th Court of First Instance. On April 6, 2004, the court dismissed the appeal. Turkcell has appealed this decision. Furthermore, Turkcell had previously initiated an action before the Ankara Ninth Administrative Court on November 13, 2001 to annul the above-mentioned proposed solution of the Telecommunications Authority. On April 18, 2002, the court decided that the issue is not under its jurisdiction and transferred the case to Danistay. On September 13, 2003, Danistay rejected Turkcell's request of injunction.

     On March 8, 2002, the Telecommunications Authority issued a new regulation regarding procedures and policies related to a national roaming agreement. Two of the most important provisions of the new regulation are Provisional
     Article 1 and Article 17. Provisional Article 1, which deals with negotiations, agreements and documents relating to the issuance of this regulation, states that all ongoing negotiations shall continue in compliance with the new regulation and that all agreements and documents completed before issuance of the new regulation shall remain valid and binding. Article 17, which sets out penalties to be imposed on any party violating the provisions of the new regulation.

     In a letter dated March 14, 2002, the Telecommunications Authority subjected IsTim's request for national roaming to the condition that it be reasonable, economically viable, and technically possible. Nevertheless the Telecommunications Authority declared that Turkcell is under an obligation to enter a national roaming agreement with IsTim within a 30 day period. On April 8, 2002, Turkcell obtained a precautionary injunction from the Court against the application of the new regulation issued by the Telecommunications Authority requiring it to agree on national roaming within 30 days and providing for penalties in case Turkcell did not agree. Turkcell initiated proceedings against application of the new regulation before the ICC on April 11, 2002, requesting certification of the fact that it is not required to enter into an agreement within 30 days and that it is under no obligation to pay any penalties whatsoever if it does not agree within 30 days. While the ICC proceedings are being pursued Turkcell has initiated a lawsuit before the Danistay, concerning the annulment of these Regulations. On January 23, 2004, ICC rendered a decision stating that the case is not under its jurisdiction. In March 2004, Turkcell appealed the decision before the Ankara 21st Court of First Instance. On December 14, 2004 the Court rejected Turkcell's request of annulment of ICC decision. Turkcell will appeal this decision.

     On June 9, 2003, the Turkish Competition Board (the "Competition Board") decided that Turkcell abused its dominant position by refusing to enter into a national roaming agreement with IsTim, and fined Turkcell by approximately TL 21.8 trillion (equivalent to $14,570 at September 30,
     2004). On June 7, 2004, the Competition Board's written decision was communicated to Turkcell. Turkcell initiated a lawsuit requesting the cancellation of the Competition Board's decision. On December 28, 2004 Danistay has issued an injunction to cease the decisions and actions subject to the lawsuit until the case is finalized. On December 10, 2004, Tax Office Directorate (the "Tax Office") requested approximately TL 21.8 trillion (equivalent to $14,570 at September 30, 2004) regarding the Competition Board decision. On December 30, 2004, Turkcell initiated a lawsuit before the Administrative Court against the Tax Office and the Competition Board requesting and injunction and cancellation of the payment order. Based on its management and legal counsel's opinion, Turkcell has not recorded any accrual for Competition Board's decision.

     The Telecommunications Authority decided that Turkcell has not complied with its responsibility under Turkish regulations to provide national roaming and fined Turkcell by approximately TL 21.8 trillion (equivalent to $14,570 at September 30, 2004). On April 7, 2004, Turkcell made the related payment. On May 27, 2004, Turkcell commenced a lawsuit against Telecommunications Authority's decision. On December 1, 2004, the Danistay has issued an injunction to cease the decisions and actions subject to the lawsuit until the case is finalized, but rejected Turkcell's request for an injunction to cease application of the procedures and policies under the new regulation with respect to national roaming. On January 3, 2005 Telecommunication Authority has paid back TL 21.8 trillion (equivalent to $14,570 at September 30, 2004) with respect to the aforesaid injunction of Danistay. (Note 21)

     If Turkcell is forced to enter a national roaming agreement on terms and conditions that do not provide an adequate return on its investment in its GSM network, its financial position, results of operations and cash flows could be materially adversely affected.

     Investigation of the Turkish Competition Board

     The Competition Board commenced an investigation of business dealings between Turkcell and KVK, in October 1999. The Competition Board decided that Turkcell was disrupting the competitive environment through an abuse of dominant position in the Turkish mobile market and infringements of certain provisions of the Law on the Protection of Competition. As a result, Turkcell was fined by approximately TL 7 trillion (equivalent to $4,656 as of September 30, 2004) and were enjoined to cease these infringements. The Competition Board's written decision was communicated to Turkcell on June 29, 2003 and Turkcell initiated a lawsuit before Danistay for the injunction and cancellation of the decision. Danistay dismissed the request for injunction and Turkcell appealed this decision. General Assembly of Administrative Courts of Danistay dismissed the request for injunction. Turkcell has accrued TL 7 trillion (equivalent to $4,656 at September 30, 2004) on its consolidated financial statements as of September 30, 2004.

     Dispute on Collection of Frequency Usage Fees

     On May 21, 1998, Turkcell entered into a protocol with the Wireless Communications General Directorate (the "Directorate") regarding the application of the governing provisions of the Wireless Law No. 2813 to the administration of its GSM mobile phone network. Under this protocol, Turkcell is to collect frequency usage fees, which are calculated by the Directorate, from the taxpayers using mobile phones on behalf of the Directorate, and to pay the levied tax to the Directorate. In 2001, the Directorate's power, including all of its rights and obligations, was transferred to the Telecommunications Authority. On March 22, 2002, as a consequence of the impossibility in fact and at law of collecting such tax from its prepaid subscribers, Turkcell applied to the Ankara 17th Judicial Court and obtained an injunction in respect of the collection of the frequency usage fees. Immediately after this decision, on March 27, 2002, Turkcell filed a lawsuit against the Telecommunications Authority requesting cancellation of the protocols obligating it to collect the frequency usage fees from the prepaid subscribers and to pay it to the Telecommunications Authority. On July 10, 2002, the court decided in favor of Turkcell. On March 31, 2003, the Supreme Court notified Turkcell that it has accepted Telecommunications Authority's appeal and annulled the decision of the lower court. The lower court revised its decision in line with the Supreme Court's decision. The decision is final and is not subject to appeal. On April 20, 2004, Turkcell paid TL 145.6 trillion (equivalent to $97,245 as of September 30, 2004) for the frequency usage fees of 2002 including interest through that date with reservation.

     Dispute on the Determination of Items of Gross Revenue

     On June 11, 2002, Turkcell initiated an arbitral proceeding before the ICC against the Turkish Treasury and the Telecommunications Authority to resolve the dispute in respect to the determination of the items to be taken into account in the calculation of gross revenue, which is the base for the calculation of the amounts to be paid to the Turkish Treasury in accordance with Article 8 of the License Agreement. On January 5, 2004, ICC rendered a decision stating that all the revenue items originating from telecommunication services should be included in the calculation of gross revenue, while the taxes collected by Turkcell under its tax responsibility and interest charges for late collections should be excluded. The Turkish Ministry and the Telecommunications Authority filed a challenge to the ICC's decision to annul the decision. On May 20, 2004, the Ankara 20th Civil Court annulled the part of ICC's decision concerning exclusion of the taxes collected by Turkcell under its tax responsibility and interest charges for late collections that it conflicts with Danistay's previous rulings. Turkcell has appealed this decision.

     With respect to the settlement agreement signed with the Turkish Treasury, Turkcell made necessary applications for termination of respective court case. (Note 21)

     New Action by Turk Telekom on Basic Unit Price

     In a case filed by Turk Telekom against the Turkish Telecommunications Authority, the Danistay granted an injunction limiting the applicability of the last paragraph of Article 13 of the License Agreement signed between the Turkish Telecommunications Authority and Turkcell. Article 13 regulates the base unit price, the minimum price charged by the Turk Telekom to its subscribers for calls originating on fixed lines and terminating on Turkcell's network. Pursuant to the injunction by the Danistay, Turk Telekom has informed Turkcell that it will recalculate and make its monthly payments to Turkcell on an ongoing basis beginning from the January 2003 payment. Turkcell has appealed the Danistay's decision with respect to the injunction received by Turk Telekom. Its appeal has been rejected by General Assembly of Administrative Courts of Danistay. In spite of the injunction obtained from Danistay, for the period between January - April 2003, Turk Telekom has made additional payments with reservation.

     With respect to the settlement agreement signed with the Turk Telekom, Turkcell made necessary applications for termination of respective court case. (Note 21)

     Investigation of the Telecommunications Authority on International Voice Traffic

     In May 2003, Turkcell has been informed that the Telecommunications Authority had initiated an investigation against Turkcell claiming that Turkcell has violated Turkish laws by carrying some of its international voice traffic through an operator other than Turk Telekom. Turkcell is disputing whether Turk Telekom should be the sole carrier of international voice traffic. On March 5, 2004, the Telecommunications Authority fined Turkcell by approximately TL 31.7 trillion (equivalent to $21,186 as of September 30, 2004). On April 9, 2004, Turkcell made the respective payment. On June 2, 2004, Turkcell has commenced a lawsuit against the decision of the Telecommunications Authority.

     On November 5, 2004, the Danistay has issued an injunction to cease the decisions and actions subject to the lawsuit until the case is finalized, but rejected Turkcell's request for an injunction to cease application of related items of Telecommunication Authority's regulation with respect to execution of administrative fines to operators.

     On January 26, 2005, Telecommunications Authority has paid TL 18.0 trillion (equivalent to $12,018 at September 30, 2004) back to Turkcell and informed Turkcell that the remaining balance amounting to TL 13.7 trillion (equivalent to $9,168 as of September 30, 2004) will be deducted from the payables of Turkcell with respect to the injunction of Danistay to cease the decisions and actions subject to the related lawsuit until the case is finalized.

     Dispute on Taxation on Investment Tax Credit

     On July 14, 2003, the Tax Office claimed that Turkcell should have paid withholding tax and fund on investment tax credit used for 1999. The notice stated that, based on calculation made by the Tax Office, Turkcell should pay TL 1.8 trillion (equivalent to $1,200 as of September 30, 2004). The Tax Office also imposed a penalty fee of TL 4.3 trillion (equivalent to $2,843 as of September 30, 2004). Management decided not to pay such amounts and initiated a juridical process based on the decision of the general counsel of Danistay in relation with withholding tax and fund on investment tax credit for 1999. On September 10, 2003, Turkcell has initiated a lawsuit in the tax court related with this dispute. On May 12, 2004, the Tax court decided in favor of Turkcell. The Tax office has appealed to this decision. The case is still pending. Management and the legal counsel believe that Turkcell will prevail in this matter.



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

     Dispute on Turk Telekom Infrastructure

     On December 29, 2001, Turk Telekom notified Turkcell that it has issued a new regulation and increased prices related to infrastructure services that it renders to Turkcell and requested TL 9.0 trillion TL (equivalent to $6,040 as of September 30, 2004) including interest. Turkcell refused to make the payment and Turk Telekom deducted such amount from Turkcell's receivables from Turk Telekom. Turkcell commenced a lawsuit against Turk Telekom before the Ankara First Commercial Court requesting an injunction, annulment of the regulation and collection of the deducted amount from its receivables. On February 27, 2002, the Telecommunications Authority decided that Turk Telekom has no right to regulate the prices of services rendered from its infrastructure on its own. Turk Telekom commenced a lawsuit against this decision before the administrative court. In the first case, the Ankara First Commercial Court decided to postpone its decision until the administrative court in the second case renders a final decision. On March 4, 2004, the administrative court decided to annul the Telecommunications Authority's decision dated February 27, 2002. On May 13, 2004, the Ankara First Commercial Court dismissed the case. Turkcell has appealed to this decision.

     Subsequent to September 30, 2004, Turkcell settled its infrastructure usage dispute with Turk Telekom by an agreement through negotiation. Turkcell and Turk Telekom agreed on Turk Telekom's receivables with respect to infrastructure usage dispute being TL 102 trillion (equivalent to $68,137 at September 30, 2004) including principal, interest and VAT; and Turkcell's receivables with respect to 15% fund payment being TL 39.5 trillion (equivalent to $26,342 at September 30, 2004). After netting the receivables, Turkcell agreed with Turk Telekom that Turkcell owed Turk Telekom TL 62.6 trillion (equivalent to $41,795 at September 30, 2004). Turkcell has made necessary applications for termination of respective court case on above mentioned dispute with respect to infrastructure usage dispute. Turkcell made payments amounting to TL 29.6 trillion (equivalent to $19,739 at September 30, 2004), in accordance with the payment plan. As of September 30, 2004, Turkcell recorded a liability of TL 62.6 trillion (equivalent to $41,795 at September 30, 2004) for the remaining portion. (Note 21)

     Investigation of the Telecommunications Authority on Frequency Fee Payments

     On October 23, 2003, the Telecommunications Authority fined Turkcell claiming that Turkcell has made inadequate annual frequency usage fee payments. The Telecommunications Authority requested TL 16 trillion (equivalent to $10,687 as of September 30, 2004) for principal, an interest charge of TL 10.8 trillion (equivalent to $7,186 as of September 30, 2004) and a penalty of TL 63.4 trillion (equivalent to $42,373 as of September 30, 2004). Management and legal counsel believe that the Telecommunications Authority's decision is due to a misinterpretation of the applicable regulations. On February 20, 2004, Turkcell initiated the legal proceedings for the annulment of the decision. The court has rejected Turkcell's request for injunction for annulment of Telecommunications Authority's decision. The case is transferred to upper court. Turkcell's request for injunction has been also rejected by the upper court. On April 16, 2004, Turkcell paid TL 103.7 trillion (equivalent to $69,267 as of September 30,
     2004) including interest through that date regarding the Telecommunication Authority's claim.

     Dispute on Special Transaction Taxation Regarding Prepaid Card Sales

     On September 18, 2003, Ministry of Finance issued a report stating that by applying discounts for prepaid card sales for the period between June - December 2002, Turkcell calculated the special transaction tax on post-discounted amount. Pursuant to this report, the Tax Office delivered to Turkcell a notice, asserting deficiencies in special transaction tax declarations and requesting special transaction tax payment amounting to TL 7 trillion (equivalent to $4,668 as of September 30, 2004) and a tax penalty of TL 9.9 trillion (equivalent to $6,593 as of September 30, 2004). On November 20, 2003, Turkcell has initiated a lawsuit in the tax court related with this dispute. On May 31, 2004, the Tax court decided in favor of Turkcell. The case is still pending. Management and legal counsel believe that Turkcell will prevail in this matter.

     Investigation of the Turkish Competition Board

     The Competition Board initiated an investigation against Turkcell and Telsim, alleging that both companies have abused their dominant position by restricting IsTim and Aycell's entry into market via increasing their call termination rates of interconnection between each other's networks 1.4 cents per minute to 20 cents per minute before IsTim and Aycell entered into the market. On November 4, 2004, The Competition Board announced its decision regarding the investigation and stated that no penalties are required.

(21) Subsequent Events

     (a) Subsequent to September 30, 2004, Turkcell settled its infrastructure usage dispute with Turk Telekom by an agreement through negotiation. Turkcell and Turk Telekom agreed on Turk Telekom's receivables with respect to infrastructure usage dispute being TL 102 trillion (equivalent to $68,137 at September 30, 2004) including principal, interest, VAT; and Turkcell's receivables with respect to 15% fund payment being TL 39.5 trillion (equivalent to $26,342 at September 30, 2004). After netting the receivables, Turkcell agreed with Turk Telekom that Turkcell owed Turk Telekom TL 62.6 trillion (equivalent to $41,795 at September 30, 2004). Turkcell will pay the agreed amount in ten installments with the interest upon. Subsequently, Turkcell has made payments totaling to TL 29.6 trillion (equivalent to $19,739 at September 30, 2004) in accordance with the payment plan.

     (b) On November 24, 2004, the Company's board of directors decided that general dividend policy would be to distribute cash dividends in an amount of not less than 50% of the Company distributable profits for each fiscal year, starting from 2004. Future payment of dividends will depend, among other things, on profitability as determined under the new accounting standards, on the Company's financial performance, changes in the economic conditions and other developments in the environment. The payment of dividends will also be subject to the Company's cash flow requirements, compliance with Turkish law and the approval of board of directors and the General Assembly of Shareholders.

     (c) As a condition of the GSM license bid in Iran, the Consortium, was obliged to provide a bid bond amounting to 263,000,000,000 Iranian Rial (equivalent to $24,058 at September 30, 2004), which was approximately equal to EUR 25 million at the date of issuance, to the Iranian Authorities. This bid bond was issued by Bank Saderat under a Deutsche Bank AG counter-guarantee on February 8, 2004 and was underwritten by Turkcell. Although the maturity of the bid bond was February 5, 2005, it was released on December 13, 2004 according to the instructions of the Iranian Authorities.

     (d) Subsequent to September 30, 2004, with respect to the dispute on the additional ongoing license fee on value added services and other charges; the dispute on additional ongoing license fee on special transaction tax and stamp duty; the dispute on additional ongoing license fee on interconnection revenues, the settlement agreement has been signed with the Turkish Treasury. According to the agreement, Turkcell agreed to pay TL
     866.5 trillion (equivalent to $578,555 at September 30, 2004) to the Turkish Treasury, which consists of TL 596.7 trillion (equivalent to $398,412 at September 30, 2004) in principal and TL 269.8 trillion (equivalent to $180,143 at September 30, 2004) in interest. Turkcell made two payments amounting to TL 300 trillion (equivalent to $200,308 as of September 30, 2004) and TL 150 trillion (equivalent to $100,154 as of September 30, 2004) that have become a requirement to the settlement and paid on October 19, 2004 and on November 25, 2004, respectively. Also after the agreement has been signed, Turkcell paid TL 156.5 trillion (equivalent to $104,427 at September 30, 2004) and TL 93.5 trillion (equivalent to $62,429 at September 30, 2004) to the Turkish Treasury on December 27, 2004 and on January 25, 2005 including TL 6.5 trillion (equivalent to $4,273 at September 30, 2004) ) and TL 4.7 trillion (equivalent to $3,114 at September 30, 2004) interest, respectively.

     Turkcell also provided a letter of guarantee to the Turkish Treasury amounting to TL 566.5 trillion (equivalent to $378,248 as of September 30, 2004), which has been obtained from Yapi Kredi and will expire on April 15, 2005. The amount of the bank letter of guarantee was reduced by the payments of TL 150 trillion payment made on November 25, 2004, TL 150 trillion payment made on December 27, 2004 and TL 88.8 trillion payment made on January 25, 2005 and further payments will be deducted from the remaining portion of the letter of guarantee.

     (e) Subsequent to September 30, 2004, the settlement agreement has been signed with Turk Telekom with respect to the dispute on Turk Telekom interconnection fee. After Turkcell and Turk Telekom agreed that Turkcell owed Turk Telekom a total of TL 1,530.6 trillion (equivalent to $1,022,002 at September 30,

     2004), including principal, interest, VAT and SCT. Turkcell accepted and committed to pay TL 997.6 trillion (equivalent to $666,120 at September 30, 2004) after Turk Telekom's deductions on Turkcell's interconnection receivables through May 2003 to November 2004, amounting to TL 533.0 trillion (equivalent to $355,882 at September 30, 2004), including principal, interest, VAT and SCT. Based on the payment plan at the agreement, the first installment on December 31, 2004 was equal to the monthly interconnection fee receivables of Turkcell. The remaining balance, will be paid in 17 equal monthly installments. As of September 30, 2004, the Company has accrued TL 748.2 trillion (equivalent to $499,584 as of September 30, 2004) on its consolidated financial statements for the aforesaid disputes.

     (f) Turkcell's application to the Turkish Treasury to receive an incentive for the modernization and development of its infrastructure has been approved. The investment incentive, which covers a total investment amount of TL1,047 trillion (equivalent to $699,074 at September 30, 2004), is valid through December 31, 2007 and enables Turkcell to be exempted from customs tax, 18% VAT (except for software purchases) and corporate tax on 40% of the invested amount.

     (g) The Telecommunications Authority decided that Turkcell has not complied with its responsibility under Turkish regulations to provide national roaming and fined Turkcell by approximately TL 21.8 trillion (equivalent to $14,570 at September 30, 2004). On April 7, 2004, Turkcell made the related payment. On January 3, 2005 Telecommunications Authority has paid TL 21.8 trillion (equivalent to $14,570 at September 30, 2004) back to Turkcell with respect to the injunction of Danistay to cease the decisions and actions subject to the related lawsuit until the case is finalized.

     (h) The Telecommunications Authority decided that Turkcell has violated Turkish laws by carrying some of its international voice traffic through an operator other than Turk Telekom and fined Turkcell by approximately TL
     31.7 trillion (equivalent to $21,186 as of September 30, 2004). On April 9, 2004, Turkcell made the related payment. On January 26, 2005, Telecommunications Authority has paid TL 18.0 trillion (equivalent to $12,018 at September 30, 2004) back to Turkcell and informed Turkcell that the remaining balance amounting to TL 13.7 trillion (equivalent to $9,168 as of September 30, 2004) will be deducted from the payables of Turkcell with respect to the injunction of Danistay to cease the decisions and actions subject to the related lawsuit until the case is finalized.

     (i) As per the request of Istanbul Stock Exchange regarding the transition process to New Turkish Lira, issues related to information and accounting systems, have been resolved, and compliance process of the Company's systems to New Turkish Lira has been finalized.

     (j) On January 3, 2005, the management of Digital Platform has submitted a frame agreement proposing the rescheduling of its liabilities to the Company. On January 14, 2005, the Company's board of directors resolved to make the necessary amendments on the proposal in accordance with the Company's requirements and authorised the Company management to make the required preparations.

     Meanwhile, major shareholders of Digital Platform, Yapi Kredi and Fintur Technologies B.V., assigned Yapi Kredi Yatirim Menkul Degerler A.S. as the financial advisor for the sale of 90.64% of Digital Platform shares owned by Yapi Kredi. The invitation to bid for the majority shares of Digital Platform has been announced on January 15, 2005. The deadline for sending the final bids for the majority shares of Digital Platform is February 25, 2005.


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


SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               TURKCELL ILETISIM HIZMETLERI A.S.


Date:    January 28, 2005                      By:  /s/ MUZAFFER AKPINAR
                                                   ------------------------

                                               Name:    Muzaffer Akpinar
                                               Title:   Chief Executive Officer